Exhibit 99.1

Itaú Unibanco Holding S.A.

Risk and Capital Management

Pillar 3

2nd quarter of 2016

Risk and Capital Management – Pillar 3

OBJECTIVE		4

KEY INDICATORS		4

1	RISK AND CAPITAL MANAGEMENT	5
1.1	Organizational Structure	5
1.2	Risk and Capital Governance	5
1.3	Risk Culture	6

2	CAPITAL	7
2.1	Capital Management	7
2.2	Capital Requirements in Place and in Progress	7
2.3	Capital Composition	9
2.4	Risk-Weighted Asset (RWA)	10
	Risk-Weighted Assets for Credit Risk (RWACPAD)	11
	Risk-Weighted Assets for Market Risk (RWAMPAD)	11
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	12
2.5	Additional Common Equity Tier I	13
2.6	Capital Adequacy	14
2.7	Leverage Ratio	16

3	BALANCE SHEET	17
	Balance Sheet	17
	Institutions that comprises the Financial Statements of Itaú Unibanco Holding	19
	Material entities	20

4	INVESTMENTS IN OTHER ENTITIES	21
4.1	Investments in other entities not classified in the trading book	21

5	CREDIT RISK	22
5.1	Framework and Treatment	22
5.2	Credit Portfolio Analysis	24
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	24
	Operations with Credit Granting Characteristics by Economic Sector	25
	Remaining maturity of loan transactions	26
	Concentration on the Major Debtors	26
	Overdue Amounts	27
	Allowance for Loan Losses	27
	Mitigating Instruments	28
	Counterparty Credit Risk	29
	Acquisitions, Sale or Transfer of Financial Assets	30
	Operations of Securitization	31
	Credit Derivatives	32

6	MARKET RISK	33
6.1	Framework and Treatment	33
6.2	Portfolio Analysis	36
	Interest rate risk in the non-trading book	36
	Evolution of the Trading Portfolio	37
	Evolution of the Derivatives Portfolio	37
	VaR - Consolidated Itaú Unibanco	38
	VaR - Trading Portfolio	38
	Backtesting	39

Itaú Unibanco

Risk and Capital Management – Pillar 3

7	OPERATIONAL RISK	40
7.1	Framework and Treatment	40
7.2	Crisis Management and Business Continuity	41

8	LIQUIDITY RISK	42
8.1	Framework and Treatment	42
8.2	Liquidity Coverage Ratio (LCR)	43
8.3	Primary Sources of Funding	45

9	OTHER RISKS	46
	Insurance products, pension plans and premium bonds risks	46
	Social and Environmental Risk	46
	Risk Regulatory Risk	47
	Model Risk	47
	Country Risk	47
	Business and Strategy Risk	48
	Reputational Risk	48

10	ENTERPRISE RISK MANAGEMENT AND ALIGNMENT OF INCENTIVES	50
	Risk Appetite	50
	Stress Test	50
	Risk-adjusted Compensation	50

11	APPENDIX I	52

12	GLOSSARIES	55
12.1	Glossary of Acronyms	55
12.2	Glossary of Norms	57

Itaú Unibanco

Risk and Capital Management – Pillar 3

Objective

This document aims at submitting Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,678 and subsequent amendments, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the capital rules and in accordance with Itaú Unibanco’s institutional standards.

For other information than the contained on this document, please visit http://www.itau.com.br/investor-relations.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintaining the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors. The main metrics of the Prudential Conglomerate, on June 30, 2016, are summarized below.

Common Equity Tier I Ratio	Tier I Ratio	BIS Ratio
14.8%	14.9%	18.1%
March 31, 2016: 14.3%	March 31, 2016: 14.3%	March 31, 2016: 17.7%

Common Equity Tier I	Tier I	Referential Equity
R$ 111,464 million	R$ 112,149 million	R$ 135,835 million
March 31, 2016: R$ 99,220 million	March 31, 2016: R$ 99,290 million	March 31, 2016: R$ 122,872 million

RWA	Credit Risk Exposure
R$ 752,120 million	R$ 690,963 million
March 31, 2016: R$ 694,899 million	March 31, 2016: R$ 637,179 million

Please note that as from the 2nd quarter of 2016, the entity resulting from the merge between Banco Itaú Chile and CorpBanca, Itaú CorpBanca, commenced to be fully consolidated in the accounting statements of Itaú Unibanco, which is its controlling shareholder, with an interest of 33.58% in the capital stock of the new bank.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk and capital management as essential to optimize the use of resources and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco:

•	Identifies and measures existing and potential risks to Itaú Unibanco’s positions;
•	Aligns risk management and control institutional policies, procedures and methodologies with the directives from, and approved by, the Board of Directors;
•	Seeks the best risk-return ratios for Itaú Unibanco’s portfolio management.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives by setting targets and limits for business units through its corporate bodies. The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

In compliance with National Monetary Council (CMN) Resolution 3,988 and subsequent amendments, which governs the implementation of a capital management structure, BACEN Circular 3,547, which sets forth procedures and parameters for the Internal Capital Adequacy Assessment Process (ICAAP) and BACEN Circular Letter 3,774, which describes the model for the ICAAP report, Itaú Unibanco has implemented its capital management structure and its ICAAP, taking a prospective stance in relation to capital management.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely:

•	in the first line of defense, the business and corporate support areas to have the role of managing the risks they themselves give rise to, by identifying, assessing, controlling and reporting the risks;

•	in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and speedy corporate decisions;

•	the role of the third line of defense, internal audit, is to provide an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and that internal controls and regulatory requirements are being complied with.

Itaú Unibanco uses information technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

1.2	Risk and Capital Governance

Itaú Unibanco has established risk and capital management committees that report directly to the Board of Directors, with members being elected or appointed by the Board. At the executive level, risk is managed by corporate bodies.

To support this structure, Itaú Unibanco has its Risk and Finance Control and Management Area (ACGRF), which includes specialized departments, intending to provide independent and centralized management of the institution’s risks and capital, and ensuring the accordance with established rules and procedures.

A detailed description of the structure can be found in the Consolidated Annual Report in session Our Risk Management. The Consolidated Annual Report can be found in the website www.itau.com.br/investor-relations, section “Financial Information”.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

1.3	Risk Culture

Itaú Unibanco, aiming at strengthening its values and aligning its employees’ behavior with the guidelines established in risk management, adopts a number of initiatives to disseminates the risk culture. In addition to policies, procedures and processes, risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

Itaú Unibanco promotes a risk culture, stressing behavior which will help people at every level of the organization to consciously assume and manage risk. Itaú Unibanco’s risk culture principles are conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken and the responsibility of everyone to manage risk.

With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of Itaú Unibanco, irrespective of their position, area or function.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the main body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the institution’s capitalization level. The Board is also involved in approving the ICAAP report, a process which is intended to assess the adequacy of Itaú Unibanco’s capital by identifying material risks; by defining the need for additional capital for such risks and the internal means of quantifying it; by preparing a capital plan, both for normal and stress situations; and by structuring a capital contingency plan.

The result of the latest ICAAP – which was dated December 2015 – shows that, in addition to the capital required to cover material risks, Itaú Unibanco has a significant capital surplus, thus ensuring the organization’s soundness.

At the executive level, corporate bodies are responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the corporate bodies governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

In order to provide the necessary information for supporting decision taking by the Executives and the Board of Directors, management reports are prepared and presented at corporate bodies, informing about Itaú Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

The guidelines of the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under “Corporate Governance, Regulations and Policies, Public Access Report – Capital Management”.

2.2	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements follow the set of resolutions(2) and circulars disclosed by the Central Bank of Brazil (BACEN) that implemented, in Brazil, the global capital requirement standards known as Basel III. These are expressed as ratios of the capital available stated by the Referential Equity (PR), or Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or RWA.

The Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in Prudential Conglomerate(3), which comprises not only financial institutions but also collective financing plans (“consόrcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the institution retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market, and operational risks. Itaú Unibanco uses the standardized approaches to calculate these risk-weighted asset amounts described in section “2.4 Risk-weighted Assets”.

The required minimum Total Capital ratio is 11% between October 1, 2013, and December 31, 2015, reducing gradually to 8% on January 1, 2019. From January 1 to December 31, 2016, the minimum Total Capital ratio required is 9.875%.

Additionally, the BACEN rules call for Additional Common Equity Tier I Capital (ACP), corresponding to the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic, which, in conjunction with the requirements mentioned, increase capital requirements over time. Under CMN Resolution 4,193, the sum of the values of the components ACPConservation and ACPCountercyclical will increase gradually from 0.625%, as from January 1, 2016, to 2.5% as from January 1, 2019. However, nowadays, according to BACEN Circular 3,769, the value required for component ACPCountercyclical is zero, and if this portion should increase, the new percentage takes effect twelve months after the announcement. In the case of component ACPSystemic, the current requirement applicable to Itaú Unibanco under BACEN Circular 3,768 is 0%, increasing gradually from 0.25%, as from January 1, 2017, to 1% as from January 1, 2019, since the ratio between the amount of Itaú Unibanco’s Total Exposure and Brazil’s Gross Domestic Product (GDP) is more than ten percent (10%) and less than fifty percent (50%).

(2) The standards that implemented the Basel III rules in Brazil were disclosed on March 1, 2013 through Resolutions No. 4,192 to No. 4,195 of the National Monetary Council (CMN) (Resolution No. 4,195 was revoked by Resolution No. 4,280), together with 15 Circulars published by BACEN on March 4, 2013, as amended.

(3)Further details of Prudential Conglomerate can be found in BACEN Circular No. 3,701, CMN Resolution No. 4,280 or in the link: http://www.bcb.gov.br/?BRPRUDENTIALFINREG.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

New requirements were redefined to qualify instruments eligible for Tier I or Tier II Capital. Additionally, pursuant to CMN Resolution 4,192, it was established a gradual reduction of the eligibility of the instrument inventory issued pursuant to CMN Resolution 3,444.

The table below shows Basel III implementation calendar, set by the BACEN. The percentages refer to the portion of risk-weighted asset by Itaú Unibanco.

Basel III - Schedule	From January 1st
	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total Capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
conservation	0%	0.625%	1.25%	1.875%	2.5%
countercyclical (1)	0%	0%	0%	0%	0%
systemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.1%	6.0%	6.9%	8.0%
Total Capital + ACP	11.0%	10.5%	10.8%	11.0%	11.5%
Prudential adjustments deductions	40%	60%	80%	100%	100%

(1) According to Circular Bacen no 3,769, the ACP countercyclical requirement is zero.

In addition to the minimum capital requirements, BACEN Circular 3,748 has been in force since the fourth quarter of 2015. It incorporates the Leverage Ratio in the Basel III framework in Brazil. More details are given in section “2.7 Leverage Ratio” in this report.

Additionally, in March 2015, Circular BACEN 3,751 came into force. It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators can been found at www.itau.com.br/investor-relations, section “Corporate Governance”, “Global Systemically Important Banks”.

The compliance of BACEN to the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP)(4). The rules effective in Brazil were considered compliant–pursuant to the Bank for International Settlements (BIS), Brazil is a compliant jurisdiction–i.e., the capital standards established in Brazil also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial.

Minimum capital requirement for Insurance

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution 321, which, among other things, deals with the minimum capital requirements for underwriting, credit, operating and market risks for insurers, open private pension entities, premium bonds companies and reinsurers.

(4) Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013, updated in March 2015 with no additional material points.

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Risk and Capital Management – Pillar 3

2.3	Capital Composition

The Referential Equity (PR), used to monitor compliance with the operational limits imposed by BACEN, is the sum of three items, namely:

•	Common Equity Tier I: the sum of social capital, reserves and retained earnings, less deductions and prudential adjustment;
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity and its components (Common Equity Tier I, Additional Tier I Capital and Tier II Capital), taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Referential Equity			R$ million
	06/30/2016	03/31/2016	06/30/2015
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	110,587	106,647	100,711
Minority Interest in Subsidiaries	13,241	937	885
Changes in ownership interest in a subsidiary in capital transactions	3,046	3,378	4,292
Consolidated Stockholders’ Equity (BACEN)	126,874	110,962	105,888
Preferred shares with clause of redemption excluded from Tier I	-	-	-
Common Equity Tier I prudential adjustments	(15,410)	(11,742)	(8,929)
Common Equity Tier I	111,464	99,220	96,959
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I prudential adjustments	685	70	49
Additional Tier I Capital	685	70	49
Tier I (Common Equity Tier I + Additional Tier I Capital)	112,149	99,290	97,008
Instruments eligible to comprise Tier II	23,488	23,488	29,354
Tier II prudential adjustments	198	93	62
Tier II	23,686	23,582	29,416
Reference Equity (Tier I + Tier II)	135,835	122,872	126,424

Appendix I (“Breakdown of the Referential Equity and Information on its adequacy”) hereto breaks down in detail the Referential Equity.

The following table presents subordinated debts and other instruments eligible for Tier II capital:

Instruments Eligible for Tier II Capital									R$ million
	Maturities						06/30/2016	03/31/2016	06/30/2015
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	2,201	-	-	-	-	-	2,201	2,125	7,890
Financial Bills	8,039	10,956	4,673	56	-	3,749	27,473	27,217	26,334
Euronotes	350	-	-	3,172	3,969	17,576	25,067	27,794	24,215
Subordinated Debt (Jun/16)	10,590	10,956	4,673	3,228	3,969	21,325	54,741	57,136	58,439
Subordinated Debt Not Elegible to Capital	133	314	248	160	158	4,528	5,541	783	789
Subordinated Debt - Total (Jun/16)	10,723	11,270	4,921	3,388	4,127	25,853	60,282
Subordinated Debt after Reducer (Jun/16)	-	2,191	1,869	1,937	3,175	21,325	30,497
Subordinated Debt after Reducer (Dec/12)	-	990	290	4,198	6,993	26,352	38,824
Preferred Shares (Dec/12)	-	-	323	-	-	-	323
Threshold (1) Instruments Eligible for Tier II Capital (Dec/12)	-	594	368	2,519	4,196	15,811	23,488
Instruments Eligible for Tier II Capital (Jun/16) (2)	-	594	368	2,519	4,196	15,811	23,488

(1) Instruments Eligible for Tier II Capital with application of threshold in accordance with the current rules (Resolution 4,192/13 - Art 28).

(2) According to current legislation, the accounting balance of instruments eligible for Tier II Capital as of December 2012 was used for the calculation of referential equity as of June, 2016.

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Risk and Capital Management – Pillar 3

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital

									R$ million
				06/30/2016	03/31/2016	06/30/2015	Jun/16-Mar/16	Jun/16-Jun/15	06/30/2016
									Accouting
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Balance

Subordinated CDB (1) - BRL
	2008	2015	119.8% of CDI(1)	-	-	400	-	(400)	-
	2010	2015	113% of CDI	-	-	50	-	(50)	-
	2006	2016	100% of CDI + 0.7%	466	466	466	-	-	1,323
	2010	2016	110% to 114% of CDI	-	-	2,665	-	(2,665)	-
			IPCA (2) + 7.21% to 7.33%	-	-	123	-	(123)	-
	2010	2017	IPCA + 7.21% to 7.33%	367	367	367	-	-	878
			Total	833	833	4,071	-	(3,238)	2,201

Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	365	365	365	-	-	384
			112% to 112.5% of CDI	1,874	1,874	1,874	-	-	1,973
			IPCA + 7%	30	30	30	-	-	64
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	339
	2011	2017	108% to 112% of CDI	3,224	3,224	3,224	-	-	3,530
			100% of CDI + 1.29% to 1.52%	3,650	3,650	3,650	-	-	3,797
			IPCA + 6.15% to 7.8%	352	352	352	-	-	613
			IGPM(2) + 6.55% to 7.6%	138	138	138	-	-	262
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	507
	2011	2018	IGPM + 7%	42	42	42	-	-	61
			IPCA + 7.53% to 7.7%	30	30	30	-	-	46
	2012	2018	108% a 113% of CDI	6,373	6,373	6,373	-	-	7,134
			IPCA + 4.4% to 6.58%	461	461	461	-	-	723
			100% of CDI + 1.01% to 1.32%	3,782	3,782	3,782	-	-	3,903
			9.95% to 11.95%	112	112	112	-	-	166
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	3
	2012	2019	110% of CDI	1	1	1	-	-	2
			11.96%	12	12	12	-	-	20
			IPCA + 4.7% to 6.3%	101	101	101	-	-	156
	2012	2020	111% to CDI	1	1	1	-	-	2
			IPCA + 6% to 6.17%	20	20	20	-	-	35
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	10
	2012	2022	IPCA + 5.15% to 5.83%	2,307	2,307	2,307	-	-	3,716
			IGPM + 4.63%	20	20	20	-	-	27
			Total	23,609	23,609	23,609	-	-	27,473

Subordinated Euronotes - USD
	2010	2020	6.2%	990	990	990	-	-	3,213
	2010	2021	5.75%	1,000	1,000	1,000	-	-	3,300
	2011	2021	5.75% to 6.2%	730	730	730	-	-	2,361
	2012	2021	6.2%	550	550	550	-	-	1,765
	2012	2022	5.5% to 5.65%	2,600	2,600	2,600	-	-	8,444
	2012	2023	5.13%	1,851	1,851	1,851	-	-	5,984
			Total USD	7,721	7,721	7,721
			Total BRL						25,067

			Grand Total						54,741
	Subordinated Debt after Reducer								30,497
	Instruments Eligible for Tier II Capital (Jun/16)								23,488

(1) CDB is Bank Deposit Certificate and CDI is Interbank Deposit Certificate.

(2) IPCA and IGP-M are Brazilian Inflation Indexes.

Further details of instruments that are part of the Referential Equity, please visit the website www.itau.com.br/investor-relations, section “Corporate Governance, Pillar 3 - Spreadsheet Support”, “Appendix I and II – Pillar 3”, “Appendix II – Main Features of the Referential Equity Instruments (PR)”.

2.4	Risk-Weighted Asset (RWA)

According to CMN Resolutions 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following portions, as shown below:

•	RWACPAD = portion related to exposures to credit risk;
•	RWACAM = portion related to the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
•	RWAJUR = portion related to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
•	RWACOM = portion related to exposures subjects to variations in commodity prices;
•	RWAACS = portion related to exposures subjects to variations in equities prices and classified in the Trading Portfolio;
•	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

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The table below presents the consolidated evolution of RWA composition of Itaú Unibanco. Each portion mentioned above will be presented in detail in the following topics.

Composition of Risk-Weighted Asset					R$ million
Risk exposures	06/30/2016		03/31/2016		06/30/2016
Risk-Weighted Assets for Credit Risk (RWACPAD)	690,963	92%	637,179	92%	681,622	93%
Risk-Weighted Assets for Market Risk (RWAMPAD)	17,709	2%	20,356	3%	19,262	3%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	43,448	6%	37,364	5%	35,509	5%
Risk-Weighted Assets (RWA)	752,120	100%	694,899	100%	736,393	100%

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted assets (RWACPAD), regulated by BACEN Circular 3,644, segregated by risk weighting factor and by asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)			R$ million
	06/30/2016	03/31/2016	06/30/2015
Risk exposures
Exposure weighted by credit risk (RWACPAD)	690,963	637,179	681,622
a) Per Weighting Factor (FPR):
FPR at 2%	161	149	101
FPR at 20%	7,121	6,484	6,085
FPR at 35%	11,396	11,888	9,050
FPR at 50%	47,095	46,622	42,723
FPR at 75%	141,482	129,244	142,557
FPR at 85%	116,582	117,929	142,034
FPR at 100%	314,034	267,515	275,611
FPR at 250%	28,267	36,973	36,339
FPR at 300%	7,968	9,066	13,362
FPR up to 1250%(1)	1,744	1,305	1,407
Derivatives - Future potential gain and Variation of the counterparty credit quality	15,112	10,005	12,353
b) Per Type:
Securities	44,191	45,130	54,016
Loan operations - Retail	113,500	102,840	116,072
Loan operations - Non-retail	254,016	218,141	225,751
Joint liabilities - Retail	207	202	302
Joint liabilities - Non-retail	48,713	44,451	63,692
Loan commitments - Retail	27,773	26,199	26,172
Loan commitments - non-retail	11,009	11,464	16,695
Other exposures	191,554	188,752	178,922

(1) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644, 2013.

Risk-Weighted Assets for Market Risk (RWAMPAD)

The risk-weighted assets for market risk (RWAMPAD) is obtained by adding the portions terms: RWACAM, RWAJUR, RWACOM, RWAACS, regulated by BACEN Circulars 3,634 to 3,639, 3,641 and 3,645. The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMPAD)			R$ million
	06/30/2016	03/31/2016	06/30/2015
Risk-Weighted Assets for Market Risk (RWAMPAD)	17,709	20,356	19,262
Trades subject to Interest rate variation (RWAJUR)	15,656	15,779	9,957
Fixed income interest rate denominated in reais (RWAJUR1)	3,507	5,051	4,252
Foreign exchange linked interest rate (RWAJUR2)	7,033	7,622	3,604
Price index linked interest rate (RWA JUR3)	5,115	3,107	2,101
Interest rate linked interest rate (RWA JUR4)	-	0	-
Operations subject to commodity price variation (RWACOM)	510	624	573
Operations subject to stock price variation (RWAACS)	312	913	1,128
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange variations (RWACAM)	1,231	3,040	7,605
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	1,820	1,026	1,418

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Risk-Weighted Assets for Operational Risk (RWAOPAD)

BACEN Circular 3,640 and subsequent amendments establishes the criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD). In accordance with current regulation, the exposure of RWAOPAD is calculated on a semiannual basis, related to June 30th and December 31st.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)			R$ million
	06/30/2016	03/31/2016	06/30/2015
Risk-Weighted Assets for Operational Risk (RWAOPAD)	43,448	37,364	35,509
Retail	7,990	6,899	6,946
Commercial	23,069	19,496	16,653
Corporate finance	2,946	1,526	1,370
Negotiation and sales	577	577	2,581
Payments and settlements	3,419	3,419	3,070
Financial agent services	3,070	3,070	2,756
Asset management	2,375	2,375	2,132
Retail brokerage	2	2	1

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2.5	Additional Common Equity Tier I

A requirement for Additional Common Equity Tier I (ACP) came into effect in the first quarter of 2016. Details of its portions are shown below:

Additional Common Equity Tier I (ACP)		R$ million
	06/30/2016	03/31/2016
Additional Common Equity Tier I requirement (ACPrequirement)
conservation	4,701	4,343
countercyclical	-	-
systemically importance	-	-

BACEN Circular 3,769 describes the method for calculating the portion of ACPcountercyclical. Details of its portions are shown below for the relevant jurisdictions:

Additional Common Equity Tier I countercyclical (ACPcountercyclical)

	06/30/2016	03/31/2016			R$ million
	RWACPrNBi (1)		ACCP(2)	date of announcement	date of effectiveness
Brazil	421,977	377,617	0%	oct/15	jan/16
Chile (3)	84,955	33,352	0%	-	-
Total	506,932	410,969	-	-	-

(1) Portion of the RWA balance for credit risk exposure to the non-banking private sector in the relevant Jurisdictions.

(2) Percentage amount of the Additional Common Equity Tier I countercyclical for the principal jurisdictions.

(3) Method of calculating countercyclical portion of the increase not announced in this jurisdiction. According to Article 2 of BACEN Circular No. 3,769 the ACCP of Brazil value should be used.

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2.6	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of its capital to face the incurred risks. For ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the robustness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains PR levels above the minimum levels, according to the Common Equity Tier I, Additional Tier I Capital, and Basel ratio.

On June 30, 2016, the PR reached R$ 135,835 million, R$ 112,149 million of Tier I and R$ 23,686 million of Tier II.

Composition of Referential Equity (PR)			R$ million
	06/30/2016	03/31/2016	06/30/2015
Tier I	112,149	99,290	97,008
Common Equity Tier I	111,464	99,220	96,959
Additional Tier I Capital	685	70	49
Tier II	23,686	23,582	29,416
Referential Equity (PR)	135,835	122,872	126,424
Required Referential Equity (PRE)	74,272	68,621	81,003
Excess capital in relation to Required Referential Equity	61,563	54,250	45,421
Additional Common Equity Tier I requirement (ACPrequirement)	4,701	4,343	-

As at June 30, 2016, the BIS ratio reached 18.1%, an increase of 40 basis-points from March 31, 2016. Contributed to this increase the quarter profit and the effect of foreign exchange variation in the period. Together, they were greater than the negative impact of CorpBanca’s consolidation.

Itaú Unibanco has a R$ 61,563 million excess for Required Referential Equity, higher than the ACP of R$ 4,701, and will not be subject to any restrictions due to insufficient Additional Common Equity Tier I.

In what regards the fixed asset ratio, (the level of adjusted PR committed to adjusted permanent assets), Itaú Unibanco is within the maximum limit of 50% of the adjusted PR, as established by BACEN.

The Basel and Fixed asset ratios are presented in the table below.

Basel and Fixed Asset Ratios			R$ million
	06/30/2016	03/31/2016	06/30/2015
Basel ratio	18.1%	17.7%	17.2%
Tier I	14.9%	14.3%	13.2%
Common Equity Tier I	14.8%	14.3%	13.2%
Additional Tier I Capital	0.1%	0.0%	0.0%
Tier II	3.2%	3.4%	4.0%
Fixed assets ratio	24.4%	27.4%	30.1%
Excess Capital in Relation to Fixed Assets	34,834	27,813	25,153

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Considering Itaú Unibanco’s current capital base, and if the Basel III rules were fully implemented, the core capital (Common Equity Tier I) would be 14.1% on June 30, 2016, taking into consideration the use of tax credits. This scenario is presented in the following chart.

Simulated Common Equity Tier I with Fully Loaded Basel III Rules

(5) Includes deductions of Goodwill, Intangible Assets (before and after October/13), Tax Credits from Temporary Differences and Tax Loss, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies.

(6) Includes the increase of the multiplier of the market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.1 nowadays, will be to 12.5 in 2019.

(7) Does not include any reversal of the complementary allowance for loan losses.

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2.7	Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The minimum Leverage Ratio should become mandatory in 2018, according to the Basel recommendations, and will be defined based on the period of observation of the behavior of the Ratio, from its implementation in 2011 until 2017.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748. As of June 30, 2016 Itaú Unibanco’s Leverage Ratio stood at 8.6%.

	Comparative Summary of Published Financial Statements and Leverage Ratio
			R$ thousand
		06/30/2016	03/31/2016
1	Total assets according to published financial statements	1,395,856,247	1,283,071,018
2	Adjustment for differences in consolidation of accounts	(137,079,581)	(127,750,594)
3	Adjustment for assets assigned or transferred with substantial transfer of risks and benefits and recognized in the books	(4,938,209)	(4,899,420)
4	Adjustment for changes in reference values and potential future gains on derivative financial instruments	18,096,294	16,039,230
5	Adjustment for repurchase transactions and securities lending	6,098,733	7,024,353
6	Adjustment for transactions not booked in prudential conglomerate’s total assets	113,097,986	106,441,369
7	Other adjustments	(85,152,964)	(81,473,482)
8	Total Exposure	1,305,978,506	1,198,452,474

	Disclosure of information on Leverage Ratio
			R$ thousand
		06/30/2016	03/31/2016
	Items shown in the Balance Sheet
1	Balance sheet items other than derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions.	916,703,057	853,469,456
2	Adjustments for equity items deducted in calculating Level I Capital	(27,272,628)	(17,035,289)
3	Total exposure shown in the Balance Sheet	889,430,429	836,434,166
	Transactions using Derivative Financial Instruments
4	Replacement value for derivatives transactions	38,993,289	27,347,728
5	Potential future gains from derivatives transactions	12,773,233	12,805,779
6	Adjustment for collateral in derivatives transactions	-	-
7	Adjustment for daily margin held as collateral	-	-
8	Derivatives in the name of customers where there is no contractual obligation to reimburse in the event of bankruptcy or default of the entities responsible for the settlement system	-	-
9	Reference value adjusted for credit derivatives	8,055,377	7,717,367
10	Adjustment of reference value calculated for credit derivatives	(2,732,317)	(3,117,465)
11	Total exposure for derivative financial instruments	57,089,582	44,753,409
	Repurchase Transactions and Securities Lending (TVM)
12	Investments in repurchase transactions and securities lending	240,261,775	203,799,176
13	Adjustment for repurchases for settlement and creditors of securities lending	-	-
14	Amount of counterparty credit risk	6,098,733	7,024,353
15	Amount of counterparty credit risk in transactions as intermediary	-	-
16	Total exposure for repurchase transactions and securities lending	246,360,508	210,823,529
	Off-balance sheet items
17	Reference value of off-balance sheet transactions	307,023,338	289,663,328
18	Adjustment for application of FCC specific to off-balance sheet transactions	(193,925,352)	(183,221,959)
19	Total off-balance sheet exposure	113,097,986	106,441,369
	Capital and Total Exposure
20	Level I	112,149,072	99,290,054
21	Total Exposure	1,305,978,506	1,198,452,474
	Leverage Ratio
22	Basel III Leverage Ratio	8.6%	8.3%

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3	Balance Sheet

Balance Sheet

The following table presents a comparison between Itaú Unibanco’s Prudential Conglomerate Balance Sheet and its Consolidated Balance Sheet presented in the Financial Statements. Information presented in the Prudential Conglomerate are detailed so that the elements disclosed in Appendix I in this report are identified in the last column of the table below.

Comparisson of balance sheets – Assets				R$ million
	Consolidated
	balance sheet	Diferences (1)	Prudential	Ref. Annex I
Assets	06/30/2016
Current assets and Long-term receivables	1,368,691	(153,556)	1,215,135
Cash and cash equivalents	21,852	(141)	21,711
Interbank investments	270,899	(5,278)	265,621
Securities and derivative financial instruments	358,267	(144,416)	213,851
Interbank accounts	73,521	-	73,521
Interbranch accounts	104	-	104
Loan, lease and other credit operations	459,489	(5)	459,484
Other receivables	181,081	(3,228)	177,853
Tax credit and Actuarial Assets	-	-	21,920
Tax credits arising from income tax losses and social contribution	-	-	6,640	(b)
Credits resulting from temporary differences	-	-	15,049	(c)
Actuarial assets related to defined benefit pension funds	-	-	231	(d)
Other	-	-	155,933
Other assets	3,478	(488)	2,990
Permanent assets	27,165	16,477	43,642
Investments	4,725	13,349	18,074
Goodwill based on the expectation of future profitability	-	-	913	(e)
investments in the capital of companies that are similar to non-consolidated financial institutions and insurance companies	-	-	7,541	(f)
investments in the capital of financial institutions	-	-	1,011	(a)
Other	-	-	8,609
Real estate in use	6,790	(553)	6,237
Deferred permanent assets	-	-	16	(g)
Other	-	-	6,221
Goodwill	1,479	(911)	568
Goodwill based on the expectation of future profitability	-	-	568	(e)
Intangible assets	14,171	4,592	18,763
Acquisition of rights to credit payroll	1,046	-	1,046
Intangible assets acquired from October 1st 2013	-	-	376	(h)
Intangible assets acquired before October 1st 2013	-	-	670	(i)
Other intangible assets	17,050	10,992	28,042
Intangible assets acquired from October 1st 2013	-	-	5,115	(h)
Intangible assets acquired before October 1st 2013	-	-	3,812	(i)
Goodwill based on the expectation of future profitability	-	-	18,530	(e)
Deferred permanent assets	-	-	404	(g)
Other	-	-	181
(Accumulated amortization)	(3,925)	(6,400)	(10,325)
Intangible assets acquired from October 1st 2013	-	-	(1,112)	(h)
Intangible assets acquired before October 1st 2013	-	-	(1,800)	(i)
Goodwill based on the expectation of future profitability	-	-	(7,043)	(e)
Deferred permanent assets	-	-	(370)	(g)
Total assets	1,395,856	(137,079)	1,258,777

(1)Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudential Conglomerate and also by the eliminations of transactions with related parties.

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Comparisson of balance sheets – Liabilities				R$ million
	Consolidated
	Balance Sheet	Diferences (1)	Prudential	Ref. Annex I
Liabilities	06/30/2016
Current and Long-term Liabilities	1,270,244	(140,055)	1,130,189
Deposits	309,032	2,681	311,713
Deposits received under securities repurchase agreements	353,662	1,392	355,054
Funds from acceptances and issuance of securities	84,230	5	84,235
Interbank accounts	5,206	-	5,206
Interbranch accounts	5,861	2	5,863
Borrowings and onlending	85,261	-	85,261
Derivative financial instruments	34,506	-	34,506
Technical provision for insurance, pension plan and capitalization	144,057	(144,057)	-
Other liabilities	248,429	(78)	248,351
Social and statutory	20,962	(1,973)	18,989
Tax credits arising from income tax losses and social contribution	-	-	12,399	(b)/(c)
Provision of Actuarial assets related to defined benefit pension funds	-	-	147	(d)
Other	-	-	6,443
Other	-	-	229,362
Deferred income	1,724	(10)	1,714
Minority interest in subsidiaries	13,301	(60)	13,241
Non-controlling interest in subsidiaries that are part of the conglomerate	-	-	13,241	(j)
Stockholders’ equity	110,587	3,046	113,633
Capital	85,148	-	85,148
Eligible Instruments	-	-	85,148	(k)
Capital reserves	1,330	-	1,330
Capital reserves	-	-	1,330	(m)
Revenue reserves	27,967	1,806	29,773
Revenue reserves	-	-	29,773	(l)
Asset valuation adjustment	(2,411)	1,240	(1,171)
Other revenue and other reserve	-	-	(1,171)	(m)
(Treasury shares)	(1,447)	-	(1,447)
Shares or other instruments issued by the bank	-	-	(1,447)	(n)
Total liabilities and stockholders’ equity	1,395,856	(137,079)	1,258,777

(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

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Institutions that comprises the Financial Statements of Itaú Unibanco Holding

The list below provides the institutions that comprise the financial statements of Itaú Unibanco. The institutions that, in addition to being included in the Consolidated Balance Sheet, are also included in the Prudential Conglomerate, are listed below.

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding

Institutions
ACO Ltda.	Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	ITB Holding Ltd. (1)
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Lda	Itaú Bahamas Directors Ltd.	Itrust Servicios Inmobiliarios S.A.C.I.
Aj Títulos Públicos Fundo de Investimento Referenciado DI (1)	Itaú Bahamas Nominees Ltd.	IU Seguros S.A.
Albarus S.A.	Itaú Bank & Trust Bahamas Ltd. (1)	Iucor Corretora de Seguros Ltda.
Banco CorpBanca Colombia S.A. (1)	Itaú Bank & Trust Cayman Ltd. (1)	Jasper International Investment LLC
Banco Del Paraná S.A.	Itau Bank, Ltd. (1)	Karen International Limited
Banco Investcred Unibanco S.A. (1)	Itaú BBA Colombia S.A. Corporacion Financiera (1)	Kinea Dinâmico Master - Long Biased Fundo de Investimento em Ações (1)
Banco Itaú (Suisse) S.A. (1)	Itaú BBA Corredor de Bolsa Ltda. (1)	Kinea I Pipe Fundo de Investimento em Ações (1)
Banco Itaú Argentina S.A. (1)	Itaú BBA International (Cayman) Ltd. (1)	Kinea I Private Equity Fundo de Investimento em Participações (1)
Banco Itaú BBA S.A. (1)	Itau BBA International plc (1)	Kinea I Total Return Equity - Fundo de Investimento em Cotas de Fundos de Investimento Multimercado (1)
Banco Itaú BMG Consignado S.A. (1)	Itaú BBA México Casa de Bolsa, S.A. de C.V. (1)	Kinea II Macro Fundo de Investimento Multimercado (1)
Banco Itaú International (1)	Itaú BBA México, S.A. de C.V.	Kinea Investimentos Ltda.
Banco Itaú Paraguay S.A. (1)	Itaú BBA Participações S.A.	Kinea Macro Offshore Segregated Portfolio (1)
Banco Itaú Uruguay S.A. (1)	Itaú BBA Trading S.A.	Licania Fund Limited (1)
Banco Itaú Veículos S.A. (1)	Itau BBA UK Securities Limited (1)	Luizacred S.A. Soc. de Crédito Financiamento e Investimento (1)
Banco Itaubank S.A. (1)	Itau BBA USA Securities Inc. (1)	Marcep Corretagem de Seguros S.A.
Banco Itaucard S.A. (1)	Itaú BMG Corretora de Seguros Ltda.	Maxipago Serviços de Internet S.A.
Banco Itauleasing S.A. (1)	Itaú BMG Gestão de Vendas Ltda.	MCC Asesorías Limitada
BICSA Holdings Ltd.	Itaú BMG Participação Ltda.	MCC S.A. Corredores de Bolsa (1)
BIE Cayman Ltd.	Itaú BMG Seguradora S.A.	MCC Securities Inc. (1)
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itau Cayman Directors Ltd.	Microinvest S.A. Soc. de Crédito a Microempreendedor (1)
Cia. Itaú de Capitalização	Itau Cayman Nominees Ltd.	Mundostar S.A.
Conectar Soluções de Mobilidade Eletrônica S.A. (2)	Itaú Chile Administradora General de Fondos S.A.	Nevada Woods S.A.
CorpBanca Administradora General de Fondos S.A.	Itaú Chile Compañía de Seguros de Vida S.A.	OCA S.A. (1)
CorpBanca Corredores de Bolsa S.A. (1)	Itaú Chile Corredora de Seguros Ltda.	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (1)
CorpBanca Corredores de Seguros S.A.	Itaú Chile Inversiones, Servicios y Administracion S.A.	Proserv - Promociones y Servicios S.A. de Capital Variable
CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria (1)	Itaú Cia. Securitizadora de Créditos Financeiros (1)	Provar Negócios de Varejo Ltda.
CorpBanca New York Branch (1)	Itaú CorpBanca (1)	Recaudaciones y Cobranzas S.A.
CorpBanca Securities INC. (1)	Itaú Corretora de Valores S.A. (1)	Recovery do Brasil Consultoria S.A.
CorpLegal S.A.	Itaú Distribuidora de Títulos e Valores Mobiliários S.A. (1)	Recovery do Brasil Gestão de Ativos Ltda.
Ctbh Fundo de Investimento Imobiliário - FII (1)	Itaú EU Lux-Itaú Latin America Equity Fund (1)	Recuperadora de Creditos Ltda.
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Itaú Europa Luxembourg S.A.	Redecard S.A. (1)
Estrel Serviços Administrativos S.A.	Itau Global Asset Management Limited	Rt Alm 5 Fundo de Investimento Renda Fixa
Estrutura III - Fundo de Investimento em Participações (1)	Itaú Institucional Curto Prazo - Fundo de Investimento	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
FC Recovery S.A.	Itaú International Investment LLC	Rt Challenger Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
FIC Promotora de Vendas Ltda.	Itaú International Securities Inc. (1)	Rt Columbia Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fideicomisos Financiero AC1 (1)	Itaú Japan Asset Management Limited	Rt Defiant Multimercado - Fundo de Investimento
Fideicomisos Financiero Privados BHSA (1)	Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado (1)	Rt Discovery Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fideicomisos Financiero Renova (1)	Itaú Middle East Limited	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Fideicomisos Financiero TB1 (1)	Itaú Rent Administração e Participações Ltda.	Rt Enterprise Soberano Renda Fixa Fundo de Investimento (1)
Fideicomisos Financiero TR1 (1)	Itaú Seguros S.A.	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento (1)	Itau UK Asset Management Limited	Rt Galileo Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fundo De Investimento Em Direitos Creditórios Não-Padronizados América Multicarteira (1)	Itaú Unibanco Holding Cayman Branch (1)	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado DI (1)
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel (1)	Itaú Unibanco Holding S.A. (1)	Rt Magellan Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Fundo de Investimento em Direitos Creditórios Não-Padronizados NPL I (1)	Itaú Unibanco S.A. Cayman Branch (1)	Rt Multigestor 4 Fundo de Investimento em Cotas De Fundos de Investimento Multimercado
Fundo Fortaleza de Investimento Imobiliário (1)	Itaú Unibanco S.A. New York Branch (1)	Rt Nation Renda Fixa - Fundo de Investimento
Garnet Corporation	Itaú Unibanco S.A. Tokyo Branch (1)	Rt Nor Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento (1)
Helm Bank (Panamá) S.A. (1)	Itaú Unibanco S.A. (1)	Rt Odyssey Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Helm Casa de Valores (Panamá) S.A. (1)	Itaú Unibanco S.A.Nassau Branch (1)	Rt Pathfinder Renda Fixa Crédito Privado - Fundo de Investimento em Cotas de Fundos de Investimento
Helm Comisionista de Bolsa S.A. (1)	Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.	Rt Union Renda Fixa Fundo de Investimento
Helm Corredor de Seguros S.A.	Itaú Unibanco Veículos Administradora de Consórcios Ltda. (1)	Rt Valiant Renda Fixa - Fundo de Investimento
Helm Fiduciária S.A. (1)	Itau USA Asset Management Inc.	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento (1)
Hipercard Banco Múltiplo S.A. (1)	Itau USA Inc.	Scala Curto Prazo - Fundo de Investimento em Cotas de Fundos de Investimento (1)
iCarros Ltda.	Itaú Valores S.A. (1)	SMU CORP S.A. (1)
IGA Participações S.A.	Itaú Vida e Previdência S.A.	Topaz Holding Ltd.
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. (1)	Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento	Tulipa S.A.
Investimentos Bemge S.A.	Itaúsa Europa - Investimentos, SGPS, Lda	Unibanco Negócios Imobiliários Ltda.
IPI - Itaúsa Portugal Investimentos, SGPS, Lda	Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A.	Uni-Investment International Corp. (1)
Itaú Administração Previdenciária Ltda.	Itauseg Participações S.A.	Unión Capital AFAP S.A.
Itaú Administradora de Consórcios Ltda. (1)	Itauseg Saúde S.A.	Universo Fundo de Investimento em Participações (1)
Itau Asesorías Financieras S.A.	Itauvest Distribuidora de Títulos e Val. Mobiliários S.A. (1)
Itaú Asia Securities Ltd. (1)	ITB Holding Brasil Participações Ltda.

(1) Institutions that also comprise the Prudential Conglomerate.

(2) Institution that comprises only the Prudential Conglomerate.

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Material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions							R$ million
			06/30/2016		03/31/2016		06/30/2015
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity	Total Assets	Equity
Banco CorpBanca Colômbia S.A. (1)	Colombia	Financial institution	35,469	4,103	-	-	-	-
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	4,683	636	5,387	678	5,797	706
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	5,175	4,666	6,277	5,891	6,571	5,469
Banco Itaú BMG Consignado S.A (1)	Brazil	Financial institution	43,630	2,382	44,366	2,343	46,070	2,213
Banco Itaú Chile (1)	Chile	Financial institution	-	-	47,242	6,317	38,475	3,674
Banco Itaú Paraguay S.A. (1)	Paraguay	Financial institution	10,530	1,359	11,770	1,625	10,700	1,357
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	5,013	625	5,340	691	4,143	601
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	14,504	1,160	14,964	1,228	13,074	1,108
Banco Itaucard S.A. (1)	Brazil	Financial institution	104,217	20,033	105,929	19,687	115,576	18,604
Banco Itauleasing S.A. (1)	Brazil	Financial institution	11,078	10,593	10,911	10,355	10,529	9,912
Cia. Itaú de Capitalização	Brazil	Premium Bonds	3,896	534	3,974	560	4,219	845
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	166,603	4,264	170,284	4,023	147,176	3,428
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	3,703	1,021	3,798	957	3,851	1,052
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	10,702	4,095	9,372	3,996	8,045	3,716
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	30,806	3,046	43,688	2,805	23,532	2,916
Itau BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	543	345	630	374	581	380
Itaú BBA International plc (1)	United Kingdom	Financial institution	21,120	3,243	22,579	3,618	20,880	3,103
Itaú BBA USA Securities Inc. (1)	United States	Broker	1,470	1,361	1,654	1,506	2,621	1,385
Itaú BMG Seguradora S.A.	Brazil	Insurance	186	70	193	71	206	75
Itaú CorpBanca (1)	Chile	Financial institution	110,863	15,347	-	-	-	-
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	3,463	1,488	4,375	1,427	4,403	2,650
Itaú Seguros S.A.	Brazil	Insurance	10,511	4,883	10,775	5,161	12,029	5,893
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,255,742	73,702	1,240,269	58,153	1,126,076	55,359
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	141,696	3,830	134,872	3,827	119,594	5,290
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	4,069	575	4,131	579	4,459	584
Redecard S.A. - REDE (1)	Brazil	Acquirer	49,520	14,694	48,684	14,202	42,902	13,549

(1) Prudential Conglomerate Institutions.

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Risk and Capital Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with accounting practices adopted in Brazil, as established by Brazilian Corporate Law, together with CMN and Brazilian Securities and Exchange Commission (CVM) regulations, in the latter cases when such regulations are not inconsistent with BACEN regulations.

The interests held in other entities, other than those subject to equity accounting, which Itaú Unibanco intends to hold for a long term, are classified in Permanent Assets and measured at cost method. Investments measured under the cost method are stated at their historical amount, i.e., the price Itaú Unibanco paid to acquire them, and then are tested for six-monthly impairment. Investments in other companies which there aren’t intented to hold for a long term are classified as Securities, according to the trading intention.

Itaú Unibanco applies its policies on a systematic basis, ensuring the consistency and comparability of its information, except when otherwise required by regulators, under amended regulations.

In the second quarter of 2016, there were no significant amendments to policies related to equity interests.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 — “Summary of the main accounting practices”, to the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

The equity risk included in the trading portfolio, designated financial investment risk, is assessed as part of the Itaú Unibanco’s ICAAP risk assessment process.

The table below presents the amounts for corporate shareholdings classified as permanent assets, excluding those valued by equity accounting, and for investments in equity classified as securities, both of which are not included in the trading portfolio. As of June 30, 2016, the capital required for these shareholdings was R$ 28.4 million.

Investments in other entities			R$ million
	06/30/2016	03/31/2016	06/30/2015
Carrying Amount	311.8	585.1	1,178.5
Public	75.5	409.4	415.9
Private	236.4	175.8	762.5
Fair value	543.2	778.2	1,332.1
Public	264.7	570.4	537.4
Private	278.5	207.8	794.7
Gain or losses arising on investments in other entities	73.0	0.1	0.3
Recognized and unrealized gain or losses	(143.4)	(150.7)	(235.3)
Unrecognized and unrealized gain or losses	223.3	193.0	153.6

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5	Credit Risk

5.1	Framework and Treatment

Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional policies and supplementary on credit risk management, are responsibility of this structure.

Itaú Unibanco’s credit risk management and control structure is centralized and independent of the business units and defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent to all products, portfolio concentrations and potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

Itaú Unibanco’s credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with the institution’s risk appetite, for each market segment in which it operates. The key attributes of the business areas are (i) monitoring of the portfolios under their responsibility, (ii) the granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects, changes in markets and products and the effects of sector and geographical concentration, and (iii) credit risk management aimed at making the business sustainable.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and on external factors such as: interest rates, market default indicators, inflation, changes in consumption, among others. The policies and products’ evaluation process enables the Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of Itaú Unibanco’s relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. Decisions are met based on continuously monitored scoring models. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting on occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require of additional collateral.

To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. Models are used as tools to quantify these factors, and contribute to more exact decision-making.

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The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate, so as to reduce the modeling risk and keep the models calibrated, in order that they reflect risk parameters more accurately.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including: (i) country risk governance, (ii) country ratings, (iii) credit limits for countries, (iv) limits monitoring, and (v) actions for limit breaches.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco’s credit risk management structure and institutional policy are approved by its Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies, Public Access Report — Credit Risk.

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5.2	Credit Portfolio Analysis

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands: operations with credit granting characteristics segregated by Brazil Geographic Regions, by Countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	06/30/2016						03/31/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	125,608	21,776	7,455	28,966	12,592	196,397	193,807
Rural Loans	183	32	-	2	29	246	205
Real State	30,231	2,490	381	1,369	1,658	36,129	35,343
Payroll	24,427	5,333	3,627	8,441	3,582	45,410	46,100
Vehicle and Leasing	8,793	2,610	788	2,098	1,649	15,938	17,363
Credit card	39,835	8,148	2,099	15,251	3,838	69,171	65,425
Endorsements and Sureties	565	31	2	7	50	655	715
Personal Loans (Other)	21,574	3,132	558	1,798	1,786	28,848	28,656
Companies	193,765	17,707	1,724	7,933	5,269	226,398	239,403
Rural Loans	5,061	2,901	1	259	637	8,859	8,770
Investments	45,364	5,209	668	2,804	2,055	56,100	62,238
Import and Export	22,847	1,412	134	649	188	25,230	26,065
Working Capital, Discount Bonds and Guaranteed Account	71,087	7,359	827	3,815	2,160	85,248	91,242
Endorsements and Sureties	46,523	297	27	136	78	47,061	47,551
Other	2,883	529	67	270	151	3,900	3,537
Total	319,373	39,483	9,179	36,899	17,861	422,795	433,210

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure												R$ million
	06/30/2016											03/31/2016
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	196,397	1,119	34,382	8,511	2	2,350	-	-	2,211	32	245,004	219,219
Rural Loans	246	-	-	-	-	-	-	-	-	-	246	205
Real State	36,129	1	18,210	1,079	-	179	-	-	242	-	55,840	45,662
Payroll	45,410	-	-	-	-	-	-	-	-	-	45,410	46,100
Vehicle and Leasing	15,938	-	-	228	-	132	-	-	-	-	16,298	17,516
Credit card	69,171	854	2,291	898	-	650	-	-	1,299	-	75,163	69,858
Endorsements and Sureties	655	-	25	3	2	1	-	-	8	14	708	734
Personal Loans (Other)	28,848	264	13,856	6,303	-	1,388	-	-	662	18	51,339	39,144
Companies	226,398	2,500	52,815	17,072	5,341	3,885	10,570	1,629	5,060	1,333	326,603	292,867
Rural Loans	8,859	-	-	-	-	-	-	-	-	-	8,859	8,770
Investments	56,100	3	4,635	2,603	-	5	24	-	49	114	63,533	64,812
Import and Export	25,230	258	2,025	288	2,763	-	3,329	1,598	-	982	36,473	35,536
Working Capital, Discount Bonds and Guaranteed Account	85,248	1,687	40,574	13,117	2,427	3,721	7,075	-	4,747	27	158,623	129,542
Endorsements and Sureties	47,061	552	5,470	911	151	158	142	31	251	210	54,937	50,607
Other	3,900	-	111	153	-	1	-	-	13	-	4,178	3,600
Total	422,795	3,619	87,197	25,583	5,343	6,235	10,570	1,629	7,271	1,365	571,607	512,086

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure							R$ million
	06/30/2016						03/31/2016
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	124,328	21,603	7,545	29,031	12,595	195,102	195,408
Rural Loans	175	32	-	1	17	225	209
Real State	29,897	2,459	376	1,354	1,651	35,737	34,963
Payroll	24,531	5,367	3,676	8,551	3,630	45,755	45,733
Vehicle and Leasing	9,213	2,726	814	2,174	1,723	16,650	18,237
Credit card	38,440	7,856	2,117	15,148	3,737	67,298	66,854
Endorsements and Sureties	594	31	2	8	50	685	732
Personal Loans (Other)	21,478	3,132	560	1,795	1,787	28,752	28,680
Companies	199,754	18,032	1,797	8,133	5,184	232,900	251,775
Rural Loans	5,158	2,930	1	250	476	8,815	9,065
Investments	47,926	5,464	725	2,948	2,106	59,169	65,583
Import and Export	23,252	1,420	136	660	179	25,647	27,198
Working Capital, Discount Bonds and Guaranteed Account	73,957	7,374	843	3,880	2,191	88,245	97,444
Endorsements and Sureties	46,723	332	29	138	84	47,306	48,843
Other	2,738	512	63	257	148	3,718	3,642
Total	324,082	39,635	9,342	37,164	17,779	428,002	447,183

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

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Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure												R$ million
	06/30/2016											03/31/2016
	Brazil	Argentina	Chile	Colombia	United states of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	195,102	1,168	26,801	4,254	1	2,511	-	-	2,259	16	232,112	221,435
Rural Loans	225	-	-	-	-	-	-	-	-	-	225	209
Real State	35,737	1	14,044	539	-	186	-	-	245	-	50,752	45,380
Payroll	45,755	-	-	-	-	-	-	-	-	-	45,755	45,733
Vehicle and Leasing	16,650	-	-	114	-	143	-	-	-	-	16,907	18,396
Credit card	67,298	891	1,854	449	-	689	-	-	1,330	-	72,511	71,551
Endorsements and Sureties	685	-	16	1	1	1	-	-	11	7	722	755
Personal Loans (Other)	28,752	276	10,887	3,151	-	1,492	-	-	673	9	45,240	39,411
Companies	232,900	2,574	37,936	8,784	4,426	4,199	11,259	1,727	5,228	702	309,735	307,438
Rural Loans	8,815	-	-	-	-	-	-	-	-	-	8,815	9,065
Investments	59,169	2	3,555	1,302	-	6	27	-	53	57	64,171	68,211
Import and Export	25,647	247	1,176	144	3,055	-	3,538	1,681	26	491	36,005	37,197
Working Capital, Discount Bonds and Guaranteed Account	88,245	1,810	29,555	6,806	1,213	4,042	7,538	-	4,836	38	144,083	137,119
Endorsements and Sureties	47,306	515	3,570	456	158	150	156	46	299	116	52,772	52,171
Other	3,718	-	80	76	-	1	-		14	-	3,889	3,675
Total	428,002	3,742	64,737	13,038	4,427	6,710	11,259	1,727	7,487	718	541,847	528,873

(1) The amount includes endorsement, sureties and committed loans, net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by credit and by economic sector (companies) is presented below:

Operations with Credit Granting Characteristics in Brazil(1) Exposure									R$ million
	06/30/2016								03/31/2016
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Endorsements and Sureties	Personal Loans (Other)	Total	Total
Total	246	55,840	45,410	16,298	75,163	708	51,339	245,004	219,219

(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure															R$ million
	06/30/2016														03/31/2016
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed Account		Endorsements and Sureties		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	1,694	2.7%	1,078	3.0%	289	0.2%	794	1.4%	-	0.0%	3,855	1.2%	3,879	1.3%
Energy	-	0.0%	-	0.0%	2	0.0%	196	0.1%	-	0.0%	-	0.0%	198	0.1%	228	0.1%
Petrochemical and Chemical	-	0.0%	1,622	2.6%	1,022	2.8%	4	0.0%	777	1.4%	-	0.0%	3,425	1.0%	3,465	1.2%
Sundry	-	0.0%	72	0.1%	54	0.1%	89	0.1%	17	0.0%	-	0.0%	232	0.1%	186	0.1%
Private Sector	8,859	100.0%	61,839	97.3%	35,395	97.0%	158,334	99.8%	54,143	98.6%	4,178	100.0%	322,748	98.8%	288,988	98.7%
Sugar and Alcohol	1,004	11.3%	4,034	6.3%	2,370	6.5%	310	0.2%	633	1.2%	68	1.6%	8,419	2.6%	9,535	3.3%
Agribusiness and Fertilizers	1,892	21.4%	1,551	2.4%	4,153	11.4%	6,540	4.1%	1,284	2.3%	63	1.5%	15,483	4.7%	15,100	5.2%
Food and Beverage	1,523	17.2%	3,137	4.9%	1,730	4.7%	5,220	3.3%	4,417	8.0%	105	2.5%	16,132	4.9%	16,248	5.5%
Banks and Other Financial Institutions	672	7.6%	649	1.0%	32	0.1%	10,497	6.6%	4,200	7.6%	11	0.3%	16,061	4.9%	9,178	3.1%
Capital Assets	124	1.4%	1,661	2.6%	947	2.6%	2,662	1.7%	1,646	3.0%	249	6.0%	7,289	2.2%	7,510	2.6%
Pulp and Paper	77	0.9%	725	1.1%	1,238	3.4%	785	0.5%	316	0.6%	14	0.3%	3,155	1.0%	3,100	1.1%
Electronic and IT	1	0.0%	400	0.6%	215	0.6%	2,817	1.8%	1,796	3.3%	190	4.5%	5,419	1.7%	5,419	1.9%
Packaging	-	0.0%	469	0.7%	367	1.0%	1,512	1.0%	401	0.7%	92	2.2%	2,841	0.9%	2,655	0.9%
Energy and Sewage	-	0.0%	4,677	7.4%	136	0.4%	2,995	1.9%	4,931	9.0%	372	8.9%	13,111	4.0%	11,800	4.0%
Education	1	0.0%	288	0.5%	-	0.0%	1,578	1.0%	1,082	2.0%	38	0.9%	2,987	0.9%	2,222	0.8%
Pharmaceuticals and Cosmetics	-	0.0%	375	0.6%	399	1.1%	3,487	2.2%	1,503	2.7%	98	2.3%	5,862	1.8%	5,589	1.9%
Real Estate Agents	24	0.3%	14,154	22.3%	16	0.0%	10,960	6.9%	1,634	3.0%	198	4.7%	26,986	8.3%	24,010	8.2%
Entertainment and Tourism	1	0.0%	576	0.9%	329	0.9%	3,587	2.3%	346	0.6%	167	4.0%	5,006	1.5%	4,452	1.5%
Wood and Furniture	30	0.3%	629	1.0%	419	1.1%	1,557	1.0%	98	0.2%	114	2.7%	2,847	0.9%	2,711	0.9%
Construction Material	2	0.0%	1,276	2.0%	597	1.6%	3,344	2.1%	1,294	2.4%	112	2.7%	6,625	2.0%	6,979	2.4%
Steel and Metallurgy	42	0.5%	1,653	2.6%	1,782	4.9%	4,786	3.0%	1,395	2.5%	284	6.8%	9,942	3.0%	10,959	3.7%
Media	-	0.0%	315	0.5%	65	0.2%	326	0.2%	269	0.5%	20	0.5%	995	0.3%	1,162	0.4%
Mining	3	0.0%	795	1.3%	731	2.0%	3,324	2.1%	2,250	4.1%	39	0.9%	7,142	2.2%	6,259	2.1%
Infrastructure Work	-	0.0%	1,379	2.2%	480	1.3%	5,155	3.2%	2,054	3.7%	161	3.9%	9,229	2.8%	5,425	1.9%
Oil and Gas (2)	129	1.5%	563	0.9%	628	1.7%	3,746	2.4%	1,509	2.7%	76	1.8%	6,651	2.0%	5,715	2.0%
Petrochemical and Chemical	175	2.0%	1,035	1.6%	2,237	6.1%	5,100	3.2%	1,541	2.8%	177	4.2%	10,265	3.1%	8,366	2.9%
Health Care	1	0.0%	601	0.9%	25	0.1%	2,012	1.3%	408	0.7%	38	0.9%	3,085	0.9%	2,381	0.8%
Insurance and Reinsurance and Pension Plans	-	0.0%	16	0.0%	12	0.0%	30	0.0%	46	0.1%	-	0.0%	104	0.0%	121	0.0%
Telecommunications	-	0.0%	447	0.7%	23	0.1%	805	0.5%	3,858	7.0%	9	0.2%	5,142	1.6%	5,598	1.9%
Clothing and Footwear	48	0.5%	839	1.3%	714	2.0%	2,677	1.7%	378	0.7%	108	2.6%	4,764	1.5%	4,532	1.5%
Trading	15	0.2%	138	0.2%	489	1.3%	1,011	0.6%	459	0.8%	21	0.5%	2,133	0.7%	2,133	0.7%
Transportation	8	0.1%	7,347	11.6%	856	2.3%	4,808	3.0%	1,243	2.3%	276	6.6%	14,538	4.5%	14,388	4.9%
Domestic Appliances	-	0.0%	109	0.2%	155	0.4%	1,509	1.0%	459	0.8%	16	0.4%	2,248	0.7%	2,204	0.8%
Vehicles and Autoparts	3	0.0%	3,707	5.8%	3,878	10.6%	6,474	4.1%	4,261	7.8%	176	4.2%	18,499	5.7%	18,157	6.2%
Third Sector	-	0.0%	29	0.0%	-	0.0%	3,508	2.2%	15	0.0%	2	0.0%	3,554	1.1%	3,713	1.3%
Publishing and Printing	-	0.0%	141	0.2%	30	0.1%	712	0.4%	177	0.3%	70	1.7%	1,130	0.3%	1,107	0.4%
Commerce-Sundry	6	0.1%	1,220	1.9%	602	1.7%	13,984	8.8%	2,004	3.6%	382	9.1%	18,198	5.6%	16,171	5.5%
Industry-Sundry	14	0.2%	97	0.2%	3,885	10.7%	3,347	2.1%	271	0.5%	12	0.3%	7,626	2.3%	9,640	3.3%
Sundry Services	113	1.3%	3,229	5.1%	5,079	13.9%	27,227	17.2%	3,126	5.7%	365	8.7%	39,139	12.0%	28,487	9.7%
Sundry	2,951	33.3%	3,578	5.6%	776	2.1%	9,942	6.3%	2,839	5.2%	55	1.3%	20,141	6.2%	15,962	5.5%
Total	8,859	100.0%	63,533	100.0%	36,473	100.0%	158,623	100.0%	54,937	100.0%	4,178	100.0%	326,603	100.0%	292,867	100.0%

(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.

(2) Comprises trade of fuel.

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Risk and Capital Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of operations with credit granting characteristics detailed by type of products:

Remaining maturities of loan transactions (1)								R$ million
	06/30/2016				03/31/2016
	up to 6	6 to 12	1 to 5		up to 6	6 to 12	1 to 5
	months	months	years	above 5 years	months	months	years	above 5 years
Individuals	62,384	4,922	61,768	79,406	57,028	5,045	58,781	64,501
Rural Loans	104	36	95	7	54	58	82	7
Real State	64	37	1,103	54,626	9	30	932	44,696
Payroll	341	738	27,699	16,665	283	832	27,372	17,603
Vehicle and Leasing	740	1,356	14,164	50	713	1,788	15,006	4
Credit card	53,136	-	-	-	49,212	-	-	-
Endorsements and Sureties	131	132	61	381	94	127	145	367
Personal Loans (Other)	7,868	2,623	18,646	7,677	6,663	2,210	15,244	1,824
Companies	88,167	30,461	115,645	75,484	75,175	26,867	108,579	65,053
Rural Loans	4,504	1,639	2,034	440	5,172	1,118	1,884	412
Investments	4,730	5,382	29,761	18,972	5,158	5,565	32,152	17,002
Import and Export	14,630	3,527	14,368	3,946	12,979	3,318	15,167	4,078
Working Capital, Discount Bonds and Guaranteed Account	52,916	12,772	56,253	24,764	44,524	11,070	46,000	15,912
Endorsements and Sureties	11,147	6,933	10,091	26,769	7,234	5,607	10,646	27,076
Other	240	208	3,138	593	108	189	2,730	573
Total	150,551	35,383	177,413	154,890	132,203	31,912	167,360	129,554

(1) Do not include loan commitments.

Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics					R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	06/30/2016		03/31/2016		06/30/2015
Largest debtor	4,090	0.7%	4,155	0.8%	6,233	1.2%
10 largest debtors	31,781	5.5%	33,084	6.4%	34,125	6.5%
20 largest debtors	48,773	8.5%	50,638	9.9%	52,900	10.0%
50 largest debtors	82,220	14.3%	85,397	16.6%	87,138	16.5%
100 largest debtors	110,163	19.2%	114,344	22.3%	117,617	22.3%

(1) The amounts include endorsements and sureties. Do not include loan commitments.

Concentration of Major Clients with Credit Granting Characteristics					R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities (1)	06/30/2016		03/31/2016		06/30/2015
Largest debtor	7,709	1.1%	8,058	1.3%	6,393	1.0%
10 largest debtors	42,124	6.8%	48,319	7.9%	45,654	7.4%
20 largest debtors	75,580	11.2%	76,607	12.6%	73,863	11.9%
50 largest debtors	122,706	18.2%	125,054	20.5%	122,578	19.8%
100 largest debtors	162,512	24.1%	165,958	27.2%	163,365	26.4%

(1)The amounts include endorsements and sureties. Do not include loan commitments.

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Risk and Capital Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries									R$ million
	06/30/2016					03/31/2016
		61 to 90	91 to 180	181 to 360	Above 360		61 to 90	91 to 180	181 to 360	Above 360
	15 to 60 days	days	days	days	days	15 to 60 days	days	days	days	days
Southeast	7,158	2,144	4,749	5,260	353	6,380	2,066	4,522	5,317	333
South	1,068	377	768	1,062	66	1,049	357	806	1,009	63
North	293	101	263	279	34	306	93	232	260	33
Northeast	938	399	916	1,337	102	1,004	356	901	1,341	89
Midwest	552	203	450	574	47	600	200	451	536	46
Brazil	10,009	3,224	7,146	8,512	602	9,339	3,072	6,912	8,463	564
Foreign	2,270	485	668	742	236	958	206	526	201	44
Total	12,279	3,709	7,814	9,254	838	10,297	3,278	7,438	8,664	608

Overdue Amounts: by Economic Sector										R$ million
	06/30/2016					03/31/2016
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Public Sector	3	-	-	1	-	-	-	-	-	-
Private Sector	12,276	3,709	7,814	9,253	838	10,297	3,278	7,438	8,664	608
Companies	4,994	1,402	2,810	3,038	268	3,793	1,200	2,820	2,621	126
Industry and Commerce	1,533	787	1,486	1,857	138	1,516	581	1,539	1,373	91
Services	3,022	510	1,033	1,010	106	1,890	602	1,098	1,062	27
Primary	430	104	286	167	22	374	15	180	177	7
Other	9	1	5	4	2	13	2	3	9	1
Individuals	7,282	2,307	5,004	6,215	570	6,504	2,078	4,618	6,043	482
Total	12,279	3,709	7,814	9,254	838	10,297	3,278	7,438	8,664	608

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to determine the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Allowance for Loan Losses - Quarterly evolution							R$ million
	06/30/2016				03/31/2016
		Necessary				Necessary
		accounting net				accounting net
	Opening Balance	provisions	Write-Off	Final Balance	Opening Balance	provisions	Write-Off	Final Balance
Public Sector	(5)	(1)	-	(6)	(1)	(4)	-	(5)
Private Sector	(35,479)	(6,271)	3,291	(38,459)	(33,520)	(7,039)	5,080	(35,479)
Companies	(17,155)	(2,898)	1,112	(18,941)	(15,176)	(3,773)	1,794	(17,155)
Industry and Commerce	(6,779)	(1,389)	566	(7,602)	(5,314)	(2,387)	922	(6,779)
Services	(8,555)	(1,875)	853	(9,577)	(8,186)	(795)	426	(8,555)
Primary	(1,803)	377	(310)	(1,736)	(1,657)	(589)	443	(1,803)
Other	(18)	(11)	3	(26)	(19)	(2)	3	(18)
Individuals	(18,324)	(3,373)	2,179	(19,518)	(18,344)	(3,266)	3,286	(18,324)
Total	(35,484)	(6,272)	3,291	(38,465)	(33,521)	(7,043)	5,080	(35,484)

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Risk and Capital Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resiliencies in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements.

When used for managerial purposes, to be considered as credit risk mitigation instrument, the guarantees need to comply with requirements and determinations of the regulations that govern the guarantees, whether internal or external and are legally valid (effective), enforceable and regularly evaluated. In the case of tangible collateral, legal structures with mitigating effects and set-off agreements, mitigation depends on established methods jointly approved by the business units responsible for managing credit risk and the central credit risk control area. Such methods take into account factors relating to the legal enforcement of the security, the costs involved in the process and the expected execution value, considering market volatility and liquidity. Additionally, fiduciary guarantees and the purchase of protection through credit derivatives mitigate credit risk by substituting the taker’s risk parameters with those of the guarantor.

Itaú Unibanco also uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage-backed loan operations are considered when determining risk weights assets.

The table below presents the total amount mitigated by risk mitigating instruments (personal and secured guarantees) as defined in BACEN Circular 3,644, Art. 36, 3rd paragraph, and subsequent amendments.

Total Mitigation			R$ million
	06/30/2016	03/31/2016	06/30/2015
Demand and time deposits, savings and own financial credit bills	314,593	295,167	278,221
FPR 0%	314,593	295,167	278,221
Securities	43,052	53,601	7,214
FPR 0%	43,052	53,601	7,214
Personal Guarantee	40,012	37,081	34,938
FPR 0%	6,165	3,559	3,036
FPR 50%	33,848	33,522	31,902

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Risk and Capital Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the counterparty credit risk as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, including those related to the settlement of derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk is inserted in the credit risk management framework.

For management purposes, to measure and manage counterparty credit risk, mark-to-market adjustments are made and the credit risk spread for over-the-counter trades is adapted, and the potential credit risk (RCP) is also calculated for transactions, using internal models. The RCP is the value of the potential financial exposure that a transaction can attain upon maturity, and it is used to define utilization of credit risk limits attributed to counterparties. After the maturity of a derivatives contract, Itaú Unibanco’s practice is to set up a provision for the amounts receivable on these instruments.

The table below presents the notional value of the contracts subject to the counterparty credit risk. According to Circular 3,644, for the calculation of the net global exposure to the counterparty credit risk arising from operations with derivative financial instruments, the application of the Future Potential Exposure Factor (FEPF) is considered. In the case of unsettled operations, the application of the Unsettled Operation Credit Conversion Factor (FCL) is considered. The application of these factors reduces the final exposure of the operations subject to the counterparty credit risk.

Notional Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	06/30/2016	03/31/2016	06/30/2015
Notional Amount	2,119,942	1,934,850	1,734,326
Settled in Settlement Systems (Stock Exchange) (1)	738,114	758,492	525,697
Not Settled in Settlement Systems (Over-The-Counter)	1,381,828	1,176,358	1,208,629
With Guarantees	554,239	497,710	433,012
Without Guarantees	827,589	678,648	775,617

(1) amounts related to contracts settled in the settlement system of a clearing house for the financial settlement of operations in which the house operates as the central counterparty.

The tables below presents the gross positive amount and the amount of the guarantees of the contracts subject to the counterparty credit risk.

Gross Positive Amount of Contracts Subject to the Counterparty Credit Risk			R$ million
	06/30/2016	03/31/2016	06/30/2015
Total Gross Positive Amount	623,568	555,057	472,143
Repurchase agreements	559,548	504,734	439,314
Others	64,020	50,323	32,829

Guarantees of Contracts Subject to the Counterparty Credit Risk			R$ million
	06/30/2016	03/31/2016	06/30/2015
Gross Amount of the Guarantees	554,239	497,710	433,012

The table below presents the net global exposure to the credit risk of the counterparty, calculated in accordance with the criteria of Circular No. 3,664 and applying the Future Potential Exposure and Unsettled Operation Credit Conversion factors.

Exposure to the Counterparty Credit Risk			R$ million
	06/30/2016	03/31/2016	06/30/2015
Net Global Exposure to the Counterparty Credit Risk	48,194	38,179	36,215

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Risk and Capital Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers’ credit risk. Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since January 2012, as determined by CMN Resolution 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets			R$ million
	06/30/2016	03/31/2016	06/30/2015
Balance of exposures assigned with significant withholding of risks and benefits	152	162	195
Balance of sale of exposure with substantial retention of risks and benefits	5,563	5,362	5,727
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	5,536	5,344	5,702
Financial institutions	27	18	25
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and benefits	-	-	-

Sale or Transfer of Financial Assets

					R$ million
	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter
	2016	2016	2015	2015	2015
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	193	0	946	50	442
Credit rights Investments Fund (FIDC)	-	-	-	2	-
Securitization Companies	193	0	675	5	442
Financial institutions	-	-	15	43	-
Specific Purpose Company (SPE)	-	-	-	-	-
Other(1)	-	-	256	-	-

(1) Transfer of college credits held with the public sector.

Sale or Transfer of Financial Assets					R$ million
	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter
	2016	2016	2015	2015	2015
Total exposures assigned over the last 12 months which have been honored, repurchased or written-off	117	113	117	151	141

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Acquisition of Financial Assets			R$ million
	06/30/2016	03/31/2016	06/30/2015
Acquisitions of loan portfolios WITH the retention of assignor’s risks and rewards
a) By type of exposure	2,698	3,028	4,471
Individuals - Payroll	-	-	1
Individuals - Vehicle and Leasing	1,949	2,202	3,279
Companies -Loans (CCB)	741	816	1,168
Companies - Other	8	10	23
b) By type of assignor	2,698	3,028	4,471
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	2,698	3,028	4,471
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets			R$ million
	06/30/2016	03/31/2016	06/30/2015
Acquisitions of loan portfolios with NO retention of assignor’s risks and rewards
a) By type of exposure	4,805	5,647	8,851
Individuals - Payroll	4,805	5,647	8,851
b) By type of assignor	4,805	5,647	8,851
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	4,805	5,647	8,851
Specific Purpose Company (SPE)	-	-	-

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA).

The CRIs are backed by real estate loans and predominantly are not subordinated. The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes. The CRAs are backed by receivables linked to agribusiness.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. The balances of these operations are presented below.

Securitization Exposures (1)			R$ million
	06/30/2016	03/31/2016	06/30/2015
CRI	17,437	17,774	18,356
Mortgage Loans	17,437	17,774	18,356
Single-Tranche	15,307	15,688	16,016
Subordinated	2,130	2,086	2,340
CRA	22	20	36
Credit Related to Agribusiness	22	20	36
Single-Tranche	22	20	36
FIDC	-	-	9
Credit Rights	-	-	9
Senior	-	-	9
Total	17,459	17,794	18,401

(1) traditional securitization.

Itaú Unibanco follows risk retention guidelines as defined at Resolutions 3,533 of the CMN.

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Following, there is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)			R$ million
	2nd quarter 2016	1st quarter 2016	2nd quarter 2015
CRI	555	-	1,739
Mortgage Loans	555	-	1,739
FIDC	-	-	186
Credit Rights	-	-	186
CRA	2,025	-	430
Credit Rights	2,025	-	430
Total	2,580	-	2,355

(1) traditional securitization.

It should be noted that the portion of RWACPAD attributable to securitization exposure did not exceed 5% of the total on June 30, 2016.

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the expected loss. It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during the second quarter of 2016, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those that Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio			R$ million
	06/30/2016	03/31/2016	06/30/2015
Risk Transferred	4,105	3,884	3,116
Credit Default Swap (CDS)	4,105	3,884	3,116
Total Return Swap (TRS)	-	-	-
Risk Received	(8,055)	(7,717)	(7,602)
Credit Default Swap (CDS)	(8,055)	(7,717)	(7,587)
Total Return Swap (TRS)	-	-	(15)
Total	(3,950)	(3,833)	(4,486)
Required capital of Risk Received	336	350	406

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Risk and Capital Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, usually the risks caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, with various indexes based on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, alerts, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution 3,464, and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www. itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The profile of Itaú Unibanco’s portfolio; and
•	Expertise within the group to support operations in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of corporate bodies and to a structure of limits and alerts, with specific limits assigned to different levels and classes of market risk (such as interest rate risk, foreign exchange risk, among others). This structure of limits and alerts covers from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. The market risk limits framework extends to the risk factor level, with specific limits and is aim to improve the process of risk monitoring and understanding as well as prevent risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders’ equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco’s risk appetite. Limits are monitored on a daily basis and breaches and potential breaches of limits are reported and discussed in accordance with the following procedure:

•	within one business day, for management responsible for the business units and executives in the risk control area and business areas; and
•	within one month, for the competent corporate bodies.

Daily risk reports used by the business and control areas are distributed to the executives officers. In addition, Itaú Unibanco’s market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continuous improvement over time.

The structure of limits and alerts follows Board of Directors guidelines. These are approved by corporate bodies. The process for defining limit levels and reporting violations is subject to the approval governance of Itaú Unibanco institutional policies. The established information flow is intended to provide this information to the various executive levels of the institution, including members of the Board of Directors through the committees responsible for risk management.

The key principles underlying Itaú Unibanco’s market risk control structure are as follows:

•	Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
•	Provide disciplined and informed dialogue of the overall market risk profile and its evolution over time;
•	There must be transparency as to how the business works to optimize results;
•	The market risk control structure must provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
•	Concentration of risks must be monitored and avoided.

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Risk and Capital Management – Pillar 3

Market risk is controlled by an area independent of the business units, which is responsible for the following daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and testing stress scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco’s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products. For this, there is a structured process of communication and information flow, which provides information to corporate bodies and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in market risk factors and maintain the positions on the breaching limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

Hedge accounting considerations are presented in detail in explanatory Note 7g V – “Accounting hedge” of the Complete Financial Statements, that can be found on the website www.itau.com.br/investor-relations.

Market risk framework categorizes transactions as part of either the Banking Book or the Trading Book, in accordance with general criteria established by CMN Resolution 3,464 and BACEN Circular 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading them.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to the management of the institution’s balance sheet. As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long run.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors that refer to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by Itaú Unibanco are as follow:

•	Interest rates: the risk of losses from transactions subject to interest rates variation;
•	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rates variations;
•	FX Rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
•	Brazilian inflation indexes: the risk of losses from transactions subject to the variations in inflation-linked;
•	Equities and Commodities: the risk of losses from transactions subject to equity or commodities price variations.

The CMN has regulations establishing the segregation of market risk exposure at a minimum into the following categories: interest rates, FX rates, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment of the others risk indicators, such as interest rates and FX rates and follows the governance and risk limits framework adopted by Itaú Unibanco for market risk management.

Market risk is analyzed based on the following key metrics:

•	Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
•	Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);
•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value (“MtM - Mark to Market”); and
•	Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates;

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•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

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6.2	Portfolio Analysis

Interest rate risk in the non-trading book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches. The interest rate risk management process of transactions classified in the non-trading book is consistent with the corporate bodies governance and hierarchy, and the limits approved for risk market management. A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire book, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

Remainders of products with no definite expiry date, such as demand deposits and savings accounts, are included in the statistics on the basis of past and seasonal experience. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the non-trading book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this book’s risks at Itaú Unibanco for the second quarter of 2016.

Sensibility of Banking Position (1)		R$ million
	Exposures	06/30/2016
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(4)	(1,318)	(2,559)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(3)	(430)	(805)
Price Index Linked	Interest of Inflation coupon	(2)	(270)	(496)
TR	TR Linked Interest Rates	1	(133)	(288)

(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•        Scenario I: Shocks of 1 base point in interest fixed rates, currency coupon, inflation, interest rate indexes;

•        Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;

•        Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

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Evolution of the Trading Portfolio

The evolution of the Trading Portfolio, broken down by major risk factors, is tabulated below:

Total Value of Trading Position					R$ million
	06/30/2016		03/31/2016		06/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	146,318	(191,269)	155,487	(173,265)	101,720	(117,048)
Foreign Exchange	102,354	(92,536)	116,638	(109,010)	104,647	(96,586)
Equities	967	(1,181)	1,594	(1,692)	9,444	(9,329)
Commodities	6	(18)	39	(17)	48	(63)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Portfolio is to manage risks in this portfolio and in the corresponding risk factors. The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below for both Trading and Banking Portfolios:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty						R$ million
	06/30/2016		03/31/2016		06/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	356,695	(484,713)	355,999	(472,970)	273,250	(394,244)
Foreign Exchange	107,939	(115,029)	147,453	(129,003)	132,729	(123,446)
Equities	3,605	(3,120)	3,910	(3,324)	2,433	(2,037)
Commodities	630	(568)	738	(511)	644	(515)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty					R$ million
	06/30/2016		03/31/2016		06/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	304,295	(300,243)	308,346	(298,691)	178,424	(171,425)
Foreign Exchange	175,846	(208,013)	189,419	(230,228)	131,954	(170,856)
Equities	23,622	(23,594)	22,321	(22,423)	27,691	(27,922)
Commodities	151	(224)	152	(354)	266	(355)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty					R$ million
	06/30/2016		03/31/2016		06/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	6	(918)	0	(436)	18	(309)
Foreign Exchange	115,328	(113,737)	130,345	(130,003)	147,538	(147,140)
Equities	172	(153)	286	(362)	238	(354)
Commodities	-	-	-	-	28	(82)

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty					R$ million
	06/30/2016		03/31/2016		06/30/2015
	Long	Short	Long	Short	Long	Short
Interest Rates	184,788	(190,297)	132,908	(130,785)	103,370	(107,354)
Foreign Exchange	619,089	(614,453)	541,994	(543,667)	438,751	(434,483)
Equities	825	(825)	970	(970)	770	(770)
Commodities	-	-	-	-	-	-

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VaR – Consolidated Itaú Unibanco

Consolidated VaR of Itaú Unibanco is calculated through the Historical Simulation methodology, which fully reflects all its positions based on the historical series of asset prices. Since the first quarter of 2016, Itaú Unibanco opted for including the exposures of each foreign unit in the calculation of the Consolidated VaR, so as to take into account the risk factors of these units, thus improving the methodology used.

The Consolidated Total VaR table provides an analysis of the exposure to market risk of Itaú Unibanco portfolios.

VaR - Itaú Unibanco Holding(1)
VaR per Risk Factor Group	06/30/2016 (2)	03/31/2016 (2)	06/30/2015 (3)
Brazilian Interest rates	219.5	165.4	137.1
Other Foreign Interest rates	109.0	102.0	86.5
FX rates	16.3	20.7	49.1
Brazilian Inflation Indexes	149.7	140.2	145.6
Equities and Commodities	72.4	62.5	22.9
Diversification effect	(335.7)	(315.8)	(235.5)
Total VaR	231.2	174.9	224.8
Maximum Total VaR of the Quarter	237.5	208.5	226.9
Average Total VaR of the Quarter	205.9	174.1	195.9
Minimum Total VaR of the Quarter	167.9	155.1	161.0

(1) Considers one-day holding period and 99% confidence level.

(2) VaR per Risk Factor Group includes foreign units informations.

(3) VaR per Risk Factor Group does not include foreign units informations.

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital through the period. The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s consolidated stockholders’ equity.

The increase of VaR compared to the previous quarter is mainly due to the consolidation of CorpBanca.

VaR - Trading Portfolio

Itaú Unibanco’s Trading Portfolio VaR, based on the “historical simulation” methodology, is presented below.

VaR - Itaú Unibanco - Trading Portfolio (1)			R$ million
VaR per Risk Factor Group	06/30/2016	03/31/2016	06/30/2015
Brazilian Interest rates	59.7	63.8	41.4
Other Foreign Interest rates	12.5	20.0	7.9
FX rates	16.6	15.2	14.8
Brazilian Inflation Indexes	7.5	3.7	9.6
Equities and Commodities	14.4	8.4	5.5
Diversification effect	(62.2)	(65.4)	(41.3)
Total VaR	48.5	45.6	37.9
Maximum Total VaR of the Quarter	57.4	54.5	39.4
Average Total VaR of the Quarter	32.5	35.5	23.0
Minimum Total VaR of the Quarter	13.9	17.7	13.3

(1) VaR Historical Simulation approach. Amounts reported consider one-day holding period and 99% confidence level. External Units are not cosidered.

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Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques, comparing hypothetical daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence level (i.e., there is a 1% probability that financial losses could be greater than the losses estimated by the model), considering a range of 250 business days (ending on June 30, 2016). The backtesting analysis presented below considers the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.” The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the adopted models;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates an early warning and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrate the need for improvement action.

The exposure graph below illustrates the reliability of risk measures generated from the models used by Itaú Unibanco in the Trading Portfolio (International Units are not included in these graph, given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by Itaú Unibanco, presenting the risk (absolute value) x return for the period considered.

Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Portfolio the hypothetic losses exceeded the VaR estimated by the model in 3 days in the period.

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7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the Institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor demands and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology systems;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of the CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities, which objective is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of Itaú Unibanco’s assets and image.

Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department through of methodologies, training, certification and monitoring of the control environment on an independent basis.

The management structure seeks to identify, prioritize and manage any operational risks, and to monitor and report management activities, for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

The executive areas managers use corporate methodologies that are built and made available by the internal control, compliance and operational risk department. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services.

Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees.

Within the governance of the risk management process, the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations under Corporate Governance, Regulations and Policies, Public Access Report – Operational Risk.

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7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

•	Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators. The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned. The success of Crisis Management takes place through the Focal Agent Network, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;
•	Business Continuity Plans (PCN): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, Itaú Unibanco has established, in its PCN, corporate wide and customized actions for its line of business by means of:
	–	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
	–	Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable. There is approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.
	–	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preemptive focus;
	–	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the institution:

–	Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.
–	Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to the gaps eventually identified in the business;
–	Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located. The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

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8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, not affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations, as well as reporting on the information required by the regulatory agencies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement has to comprise all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as those derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.Itau.com.br/investor-relations, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Itaú Unibanco manages and controls liquidity risk on a daily basis, through governance approved at corporate bodies, which provides, among other things, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses under situations of stress, measured by means of both in-house and regulatory calculations.

Additionally, and pursuant to the requirements of CMN Resolutions 4,090 and BACEN Circular 3,749, Itaú Unibanco makes monthly delivery of its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources through a continuous control of funding sources considering counterparty type, maturity and other aspects.

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8.2	Liquidity Coverage Ratio (LCR)

The Liquidity Coverage Ratio (LCR), which is calculated as required by BACEN, in line with the Basel international guidelines, is defined as follows:

•      HQLA – High Quality Liquid Assets = correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk;

•      Outflowss= total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749;

•      Inflowss = total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

According to the instructions in BACEN Circular 3,724, banks with total assets exceeding R$100 billion have since October 2015 been required to submit a monthly LCR to BACEN, as a consolidated report for the institutions belonging to the Prudential Conglomerate.

This indicator is subject to a progressive minimum regulatory requirement. The timeline of the LCR is presented bellow, with a minimum requirement of 60% as from October 2015, increasing gradually until it reaches 100% in January 2019.

Timetable for limits to be observed	From January 1st
	2015		2016	2017	2018	2019
Liquidity Coverage Ratio (LCR)	60%	(1)	70%	80%	90%	100%

(1) From October 1st 2015

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The following table shows the average of the LCR reference quarter and of the non-weighted and weighted amounts, according to definition of the metrics:

Information on the Liquidity Coverage Ratio (LCR)		R$ thousand
		2[o] quarter 2016
		Total Unweighted	Total Weighted Value
		Value (average)(1)	(average)(2)
	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		177,534,502
	Cash outflows(3)
2	Retail deposits and deposits from small business customers, of which:	264,336,656	23,163,451
3	Stable deposits	115,892,790	3,504,185
4	Less stable deposits	148,443,866	19,659,266
5	Unsecured wholesale funding, of which:	147,412,833	68,957,511
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,858,989	55,770
7	Non-operational deposits (all counterparties)	143,742,217	67,090,114
8	Unsecured debt	1,811,627	1,811,627
9	Secured wholesale funding		331,178
10	Additional requirements, of which:	186,787,854	22,863,830
11	Outflows related to derivative exposure and other collateral requirements	20,445,309	11,500,060
12	Outflows related to loss of funding on debt products	95,516	95,516
13	Credit and liquidity facilities	166,247,029	11,268,254
14	Other contractual funding obligations	52,465,740	52,465,740
15	Other contingent funding obligations	87,238,060	8,047,446
16	Total cash outflows		175,829,156
	Cash inflows(3)
17	Secured lending	227,892,379	115,032
18	Inflows from fully performing exposures	32,902,905	17,148,731
19	Other cash inflows	73,103,033	65,219,624
20	Total cash inflows	333,898,317	82,483,387
			Adjusted Total(4)
21	Total HQLA		177,534,502
22	Total net cash outflows		93,345,769
23	LCR (%)		190.2%

(1) Total balance of the cash inflows or outflows item.

(2) After application of weighting factors.

(3) Potential cash outflows (Outflows e) and inflows (Inflows e).

(4) Amount calculated after applying weighting factors and limits set by BACEN Circular 3.749.

The table shows that Itaú Unibanco has an average LCR of 190,2% in the quarter, leading to the conclusion that the institution comfortably has sufficient illiquid assets to endure more than 30 days in a period of liquidity idiosyncratic or systemic stress, as set forth by the metric.

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8.3	Primary sources of funding

Itaú Unibanco has different sources of funding, with the main source arising from retail segment.

Primary sources of funding							R$ million
	06/30/2016			03/31/2016			06/30/2015
Funding	0 to 30 days	Total	%	0 to 30 days	Total	%	0 to 30 days	Total	%
Deposits	198,764	311,712	52%	183,215	271,475	49%	180,235	285,011	53%
Demand deposits	60,664	60,664	10%	62,854	62,854	11%	54,089	54,089	10%
Savings deposits	104,493	104,493	17%	107,292	107,292	19%	113,974	113,974	21%
Time deposits	30,177	140,188	23%	9,638	92,774	17%	8,552	89,915	17%
Other	3,430	6,367	1%	3,431	8,555	2%	3,620	27,033	5%
Funds from acceptances and issuance of securities(1)	3,958	84,235	14%	4,114	74,358	13%	3,482	52,183	10%
Funds from own issue(2)	2,775	145,516	24%	2,309	150,097	27%	3,520	136,882	26%
Subordinated debt	96	60,282	10%	421	57,919	10%	176	59,229	11%
Total	205,593	601,745	100%	190,059	553,849	100%	187,413	533,305	100%

(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

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9	Other Risks

Insurance products, pension plans and premium bonds risks

Products that compose portfolios of insurance companies of Itau Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. Accordingly, Itaú Unibanco understands that the main risks inherent to these products are:

•	Underwriting Risk is the possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;
•	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
•	Credit Risk is the possibility of noncompliance, by a given debtor, with obligations related to the settlement of operations that involve the trading of financial assets of reinsurance;
•	Operational risk is the possibility of the occurrence of losses arising from the failure, deficiency or inadequacy of internal processes, people and systems, or from external events that affect the achievement of the strategic, tactical or operational objectives of the insurance, pension and premium bonds operations;
•	Liquidity risk in insurance operations is the possibility of the institution not be able to honor timely its obligations to policyholders and beneficiaries due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and premium bonds are properly identified, measured, evaluated, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional normative, approved by the Board, applicable to companies and subsidiaries at risk from insurance products, pension plans and premium bonds, in Brazil and abroad.

The process of risk management for insurance, pensions and special savings plans is based on defined responsibilities distributed between the control and business areas, ensuring that they are independent of each other and focusing on the special nature of each risk, as per the guidelines established by Itaú Unibanco.

As part of the risk management process, there is a governance structure where decisions may be taken by corporate bodies, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term.

Each year, liabilities for long-term products, which result in projected future benefits flows, are mapped using actuarial premises. This mapping enables Asset Liability Management models to be created, and these are used to define the best makeup of the asset portfolio to neutralize the risk of this type of product, taking into account their economic and financial viability over the long term. Portfolios of collateral assets are rebalanced periodically according to changes in market prices, the company’s liquidity requirements and the changes in the characteristics of the liabilities.

Social and Environmental Risk

In business management, Itaú Unibanco continuously takes into consideration the potential of the risk of losses due to exposure to social and environmental damages caused by its activities and actions, being its management structured by specific governance and formalized by means of policies. These events arise from the direct operation of Itaú Unibanco which, on its own, has an impact on the environment or human health. Accordingly, the institution sees the social and environmental risk as the risk of losses arising from social and environmental losses caused by Itaú Unibanco in the development of its activities or by its actions. Therefore, for the purpose of mitigating the exposure to these risks, the institution incorporated the social and environmental variable into its own activities and in its business that could, somehow, lead to financial and reputational losses.

Mitigation actions of social and environmental risk are based on the mapping of processes, risks and controls, monitoring new regulations on the subject, and recording occurrences in internal databases. In addition, the stages of prioritization, response to risk, monitoring and reporting the risks identified supplement Itaú Unibanco’s management of social and environmental risk. There is also a Social and Environmental Risk Committee, which is responsible for disseminating the institution’s views on these subjects.

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Additionally, the social and environmental risk is managed by the first line of defense in its daily activities, and this is supplemented by a technical team dedicated to managing this risk, with the support of the legal area, which also has a team specialized in these matters. The business units also have the governance of approval of new products, which assesses the social and environmental risk, thus ensuring compliance with this requirement in all new products and current processes employed by the institution.

Itaú Unibanco consistently seeks to evolve in the management of social and environmental risk, always attentive to the challenges so as to monitor the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Impact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional pars Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from losses due to fines, sanctions and other penalties applied by regulatory agencies resulting from noncompliance with regulatory requirements. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

The structure and flow for handling regulatory risk involve various areas of the institution, and consist of: (i) structure of lines of defense; (ii) monitoring of draft legislation, edicts and public hearings; (iii) monitoring of new rules and definition of action plans; (iv) relationship with regulators and professional organizations; (v) monitoring of action plans; (vi) risk prioritization and classification; and (vii) control of compliance with legal decisions on class actions and TAC (conduct adjustment agreements).

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This risk may materialize due to the use in different situations from those modeled or as a result of methodological inadequacies during its development.

The best market practices are used to manage the modeling risks to which the institution is exposed during the entire lifetime of each model, whose steps may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a check-list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of use; (viii) assessments of the impact in the use; (ix) monitoring of performance; and (x) monitoring of the distribution of the explanatory variables and final score.

Country Risk

Country risk is defined as the risk of losses arising from noncompliance with the financial obligations in the terms agreed upon by borrowers, issuers, counterparties or guarantors as a result of actions taken by the government of the country where the borrower, issuer, counterparty or guarantor is located or of political, economic and social events related to that country.

Itaú Unibanco operates in many other countries in addition to Brazil. In addition to the foreign units, Itaú Unibanco has a relationship with borrowers, issuers, counterparties and guarantors from many places in the world, regardless of whether Itaú Unibanco has a foreign unit in the place where the borrower, issuer, counterparty or guarantor is located.

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In order to properly address the country risk, Itaú Unibanco has a specific and a process structure aimed at ensuring that the risk is managed and controlled. These processes include: (i) country risk governance; (ii) establishment of country ratings; (iii) determination of limits and competences for countries; and (iv) monitoring of limits and treatment of noncompliance.

Business and Strategy Risk

Itaú Unibanco defines the business and strategy risk as the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment.

Since the business and strategic risk can directly affect the creation of value and even the feasibility of the institution, Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio.

In order to treat risk properly, Itaú Unibanco has the governance standards and processes listed below that fully involve the senior management and the risk control and management department in business and strategic decisions so as to ensure that the risk is managed and that the decisions are sustainable. Therefore, there is:

•	Governance that has qualified decision-makers who, at the same time, are properly motivated;

•	Budgeting process with the active participation of the risk control and management department;

•	Process for the assessment of new products before they are sold;

•	Specific structure for the assessment and prospection of mergers and acquisitions;

•	Risk appetite framework, limiting credit concentration, for example, and exposure to material and specific risks.

Reputational Risk

Itaú Unibanco defines reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain existing commercial relations, start new businesses and continue to have access to financing sources.

Itaú Unibanco believes that its reputation is extremely important for achieving its long-term goals and this is why the institution tries to align its speech with ethical and transparent practice and work, which is essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and the analysis of new products.

The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and combat against the use of Itaú Unibanco in unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption.

Financial institutions play a key role in preventing and combating illegal acts, in particular money laundering, terrorist financing and fraud, for which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, ownership and movement of goods and assets derived from illegal activities.

Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards stakeholders, through a governance structure based on transparency, strict compliance with rules and regulations and cooperation with police and judicial authorities. It is also continuously aligned with local and international best practices for preventing and combating illegal acts, through investing and continuously training employees.

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In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and combat illegal acts based on the following pillars:

•	Client Identification Process;
•	Know Your Client (KYC) Process;
•	Know Your Partner (KYP) Process;
•	Know Your Supplier (KYS) Process;
•	Know Your Employee (KYE) Process;
•	Assessment of New Products and Services;
•	Monitoring of Transactions;
•	Communication of Suspicious Transactions to the Regulatory Bodies; and
•	Training and Awareness Raising.

This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. Governance on preventing and combating unlawful acts is carried out by the Board of Directors and corporate bodies. The document that presents the guidelines established in the program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations website in the section Corporate Governance, Regulations and Policies, corporate policy to prevent and combat unlawful acts.

In addition to the program to prevent, detect and combat unlawful acts, Itaú Unibanco is committed to protecting corporate information and ensuring the privacy of clients in any operations. To this end, Itaú Unibanco is guided by the Information Security Corporate Policy whose purpose is to ensure the application of the principles and guidelines for the protection of information and intellectual property of the organization, clients and general public.

To ensure that the processed information is properly protected, Itaú Unibanco has a monitoring process and a control structure that covers technology, business areas and international units. Additionally, a Security Operation Center (SOC) that works 24/7 contributes for the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, the monitoring of operations and thus minimization of the risk of a security incident.

Awareness raising campaigns to prevent corruption, money laundering, fraud, leaks of information and other unlawful acts are regularly carried out through the many communication channels existing with Itaú Unibanco’s employees. The actions include lectures, campaigns and in-person training and e-learning courses on the many topics. Besides lectures and campaigns, Itaú Unibanco offers a website with guidelines on security in the digital and physical world, for the general public.

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10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments. In addition, Itaú Unibanco established processes, enabling Executives and Board of Directors to hold a global view about the institution’s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives. Some of these processes are described below:

Risk Appetite

Itaú Unibanco’s risk appetite is a set of guidelines and limits defining acceptable levels of risk for the bank, aligned with the institution’s strategy. Divided into four dimensions consisting of a set of metrics of the key risks involved, risk appetite combines complementary forms of risk measurement, in order to give a comprehensive overview of the institution’s exposure.

The capitalization dimension reflects the level of protection of the bank against significant losses, defining capitalization limits that consider the current scenarios expected and the stress scenario. This level establishes the minimum capitalization guidelines of Itaú Unibanco in relation to its risks, according to which management uses the bank’s capital in accordance with acceptable leverage levels and funding costs.

The liquidity dimension reflects the level of protection against a long period of funding stress, which could lead to a lack of liquidity. This level establishes the guidelines regarding the minimum liquidity levels, acceptable levels of mismatch of terms and funding structure.

The business composition dimension, meanwhile, seeks to ensure, by means of concentration limits, proper portfolio composition, aiming at low volatility and sustainability of the business.

Last, the franchise dimension addresses risks that may impact the value of the brand and reputation of Itaú Unibanco with stakeholders.

The Board of Directors holds the highest approval authority for risk appetite guidelines and limits, carrying out its responsibilities with the support of its Risk and Capital Management Committee, which submits reports and recommendations on the issue for the Board’s approval. Acceptable risk levels must obey the risk appetite limits approved by the Board of Directors.

Executive and operational functions are the responsibility of the Executive Board and the risk commissions, whose members include the Chief Risk Officer (CRO) and the CEO of the institution. As well as regularly monitoring and supervising the metrics, the risk commissions are also responsible for implementing the risk appetite framework. The Audit Committee also monitors changes in risk appetite and assists in managing it.

Stress Testing

The stress testing performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in extreme stress situations, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation. It is based on stressed projections of macroeconomic and credit variables, with the purpose of analyzing the added effect on income, capital and liquidity of the institution, consistent with the financial industry’s standards. The test is performed on the main bank portfolios, simulating the impact on each business area through the calculation of stressed financial statements, under different scenarios approved by the Board of Directors, considering a horizon of two to three years.

The test results are reported to the senior management and the Board of Directors supporting strategic decisions. They are also included in the ICAAP report.

Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its collaborators, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders and regulatory authorities and line with the institution’s culture. The governance structure of compensation and incentive to the prudent risk taking has been consolidating in line with the best international compensation and governance practices. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to employees and the policy on compensation of management members of the Itaú Unibanco companies.

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Compensation at Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. The variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks. The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks, the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation). The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for collaborators which roles and responsibilities have material impact on the risk of the institution, although they are not subject to the requirements of CMN Resolution 3,921. For such collaborators, mechanisms are provided for making adjustments to bonus arising from compliance, risk as well as deferral events.

For more information about remuneration in Itaú Unibanco, see Note 16 – “Shareholders’ Equity” in the full Financial Statements, which are shown on the website www.itau.com.br/investor-relations.

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11	Appendix I

	Breakdown of the Referential Equity and Information on its adequacy	06/30/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
	Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	85,148,000	-	(k)
2	Revenue reserves	29,772,891	-	(I)
3	Other revenue and other reserve	158,721	-	(m)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital[1]	12,012,383	819,295	(j)
6	Core Capital before prudential adjustments	127,091,994
	Core Capital: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	485,217	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	7,780,542	5,187,028	(e)
9	Intangible assets	5,309,574	1,751,553	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 1998[2]	3,983,949	2,655,966	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	(796,342)	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using the IRB	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	50,464	33,643	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	1,446,646	-	(n)
17	Investments crossed with instruments eligible for the Core Capital
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	-	-
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital	-	-
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization[2]	-	-
26	National regulatory adjustments	(2,632,096)	-
26.a	Deferred permanent assets	50,149	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	-	-
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	2,682,245	-	(i)
26.h	Excess of resources invested on permanent assets	-
26.i	PR emphasis	-
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions
28	Total regulatory deductions from the Core Capital	15,627,955
29	Core Capital	111,464,039
	1- Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2- Considers the deduction of deferred tax liabilities.
	3- Calculated according to article 9 of Bacen Resolution No. 4,192.
	4- Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	06/30/2016
		Value	Temporary Treatment	Balance
		(R$ Thousand)	(R$ Thousand)	Sheet Reference
Additional Capital: instruments
30	Instruments eligible for the Additional Capital	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital[3]	685,033	456,688
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-
36	Additional capital before regulatory deductions	685,033
Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	-
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount, of the Additional Capital	-
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
41	National regulatory adjustments	-	-
41.a	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and do not exceeds 10% of the amount of the Additional Capital	-	-
41.b	Non-controlling interest in Additional Capital	-	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	-	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	-	-
43	Total regulatory deductions from the Additional Capital	-	-
44	Additional Capital	685,033
45	Tier I	112,149,072
Tier II: instruments
46	Instruments eligible for Tier II Capital	-
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,431	15,658,955
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital[3]	197,869	131,913
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	197,869	131,913
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	23,686,300
Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	-	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the a conglomerate	-
56	National regulatory adjustments	-	-
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	-	-
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	-
58	Tier II	23,686,300
59	Referential Equity (Tier I + Tier II)	135,835,372
60	Total risk-weighted assets	752,120,368
1- Considers prudential adjustments corresponding to deduction of non-controlling interest.
2- Considers the deduction of deferred tax liabilities.
3- Calculated according to article 9 of Bacen Resolution No. 4,192.
4- Calculated according to article 29 of Resolution No. 4,192.

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	Breakdown of the Referential Equity and Information on its adequacy	06/30/2016
		Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	BIS Ratios and Additional Core Capital
61	Common Equity Tier 1	14.8%
62	Tier I Ratio	14.9%
63	BIS Ratio	18.1%
64	Core Capital minimum requirement, including capital additions (% of RWA)	5.125%
65	of which: additional for preserving capital	0.625%
66	of which: countercyclical additional	0.0%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	0.625%
	National Minimum
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	6.0%
71	BIS Ratio, if different from that established in Basel III	9.875%
	Amounts below the limit for deduction (non-weighted by risk)
72	Added value of investments lower than 10% of the capital of companies that are similar to non- consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	10,409
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	8,552,267		(a) / (f)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	2,754,711		(c)
	Limits to the inclusion of provisions in Tier II
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit).	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect[4]	23,488,431	-
85	Amount excluded from Tier II Capital due to the limit[4]	15,658,955	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest.
	2 - Considers the deduction of deferred tax liabilities.
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192.
	4 - Calculated according to article 29 of Resolution No. 4,192.

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12	Glossaries

12.1	Glossary of Acronyms

A
	•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)
B
	•	BACEN - Banco Central do Brasil (Central Bank of Brazil)
	•	BIA - Business Impact Analysis
	•	BIS - Bank for International Settlements
	•	BRL - Brazilian Real
C
	•	CCB – Cédula de Crédito Bancário
	•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)
	•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)
	•	CDS - Credit Default Swap
	•	CMN - Conselho Monetário Nacional (National Monetary Council)
	•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)
	•	CRA – Certificados de Recebíveis do Agronegócio (Agribusiness Receivables Certificate)
	•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)
	•	CVM - Securities and Exchange Commission
D
	•	DV01 - Delta Variation Risk
F
	•	FIDC - Fundo de Investimento em Direitos Creditórios (Credit Rights Investment Funds)
	•	FII – Fundo de Investimento Imobiliário (Real Estate Investiment Fund)
	•	FPRs - Fatores de Ponderação de Riscos (weighting factor)
G
	•	GDP - Gross Domestic Product
	•	G-SIBs - Global Systemically Important Banks
H
	•	HQLA – High quality liquid assets
I
	•	ICAAP - Internal capital adequacy assessment process
	•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)
	•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)
	•	IT - Information Technology
L
	•	LCR – Liquidity Coverage Ratio
M
	•	MEP - Equity Method
	•	MtM - Mark to Market
P
	•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)
	•	PR - Patrimônio de Referência (Referential Equity)

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Risk and Capital Management – Pillar 3

R
	•	RA - Risk Assessment
	•	RBAN - Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio
	•	RCAP – Regulatory Consistency Assessment Programme
	•	RCP - Risco de Crêdito Potencial (Potential Credit Risk)
	•	RWA - Risk Weighted Asset
	•	RWAACS – Portion relating to exposures subjects to variations in equities prices and classified in the Trading
Portfolio;
	•	RWACAM – Portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
	•	RWACOM – Portion relating to exposures subjects to variations in commodity prices
	•	RWACPAD – Portion relating to exposures to credit risk
	•	RWAJUR - Portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio
	•	RWAJUR1 – Portion relating to exposures subject to fixed income interest rate denominated in reais
	•	RWAJUR2 - Portion relating to exposures subject to variation in the foreign exchange linked interest rate
	•	RWAJUR3 - Portion relating to exposures subject to variation in the price index linked interest rates
	•	RWAJUP4 - Portion relating exposures subject to variation in the interest rate index linked interest rate
	•	RWAMPAD - Sum of the terms: RWACAM, RWAJUR, RWACOM, RWAACS
	•	RWAOPAD - Portion relating to the calculation of operational risk capital requirements
S
	•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)
T
	•	TRS - Total Return Swap
	•	TR - Taxa Referencial (Referential Rate)
	•	NM - Títulos de valores mobiliários (Securities)
V
	•	VaR - Value at Risk

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Risk and Capital Management – Pillar 3

12.2	Glossary of Regulations

•	BACEN Circular No. 3,354, of June 27th, 2007
•	BACEN Circular No. 3,547, of July 07th, 2011
•	BACEN Circular No. 3,634, of March 04th, 2013
•	BACEN Circular No. 3,639, de of March 04th, 2013
•	BACEN Circular No. 3,640, of March 04th, 2013
•	BACEN Circular No. 3,641, of March 04th, 2013
•	BACEN Circular No. 3,644, of March 04th, 2013
•	BACEN Circular No. 3,645, of March 04th, 2013
•	BACEN Circular No. 3,647, of March 04th, 2013
•	BACEN Circular No. 3,678, of October 31st, 2013
•	BACEN Circular No. 3,701, of March 13th, 2014
•	BACEN Circular No. 3,748, of February 26th, 2015
•	BACEN Circular No. 3,749, of March 05th, 2015
•	BACEN Circular No. 3,751, of March 19th, 2015
•	BACEN Circular No. 3,768, of October 29th, 2015
•	BACEN Circular No. 3,769, of October 29th, 2015
•	BACEN Circular Letter No. 3,724 of September 15th, 2015
•	BACEN Circular Letter No. 3,774 of July 14th, 2016
•	CNSP Resolution No. 321, of July 15th, 2015
•	CMN Resolution No. 3,380 of June 29th, 2006
•	CMN Resolution No. 3,444, of February 28th, 2007
•	CMN Resolution No. 3,464, of June 26th, 2007
•	CMN Resolution No. 3,533 of January 31st, 2008
•	CMN Resolution No. 3,721 of April 30th, 2009
•	CMN Resolution No. 3,921, of November 25th, 2010
•	CMN Resolution No. 3,988 of June 30th, 2011
•	CMN Resolution No. 4,090, of May 24th, 2012
•	CMN Resolution No. 4,192, of March 1st, 2013
•	CMN Resolution No. 4,193, of March 1st, 2013
•	CMN Resolution No. 4,195, of March 1st, 2013
•	CMN Resolution No. 4,280, of October 31st, 2013

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